SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

 AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER ENDED 31 MARCH 2000,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT TO SHAREHOLDERS

FOR THE QUARTER ENDED 31 MARCH 2000

KEY FEATURES

- Very good operating results in South America, Mali and Namibia

- Five mines in South Africa perform poorly

- Heavy rains reduce production in North America and Australia

- Financial results

  - headline earnings down 8% to R449 million

  - total cash costs improve from $223/oz to $220/oz

  - total production costs stable at $254/oz ($255/oz last quarter)

- Growth

  - AngloGold's share of Morila will add 168 000 attributable ounces annually at a cash cost of $137/oz

  - Geita will add 250 000 attributable ounces annually at a cash cost of less than $180/oz

  - Sunrise Dam expansion will add 1.45 million ounces of production at a cash cost of $186/oz

  - GoldAvenue – the gold e-commerce partnership – is announced

		Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
		Rand/Metric			Dollar/Imperial		
Prepared in accordance with International Accounting Standards							
Gold							
Produced	– kg/oz 000	54 509	52 679	215 166	1 753	1 693	6 918
Revenue	– R/kg/$/oz sold	63 986	62 735	61 830	315	319	315
Total cash costs	– R/kg/$/oz produced	44 607	43 954	41 973	220	223	213
Total production costs	– R/kg/$/oz produced	51 615	50 201	47 842	254	255	244
Operating profit	– R/$ million	727	699	3 088	114	114	505
Net capital expenditure	– R/$ million	274	366	1 330	43	60	218
Attributable profit	– R/$ million	415	532	2 654	65	87	434
Attributable earnings	– cents per share	389	540	2 695	61	88	441
Headline earnings	– cents per share	420	494	2 485	66	81	407
Headline earnings before deferred taxation rate change	– cents per share	421	494	2 018	66	81	330
Dividends	– cents per share			2 000			328



ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

Published by the AngloGold Corporate Communications Department

Postal address: PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com



LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER



Dear Shareholder

AngloGold's operating results for this quarter are mixed. While our mines in South America, Mali and Namibia produced very good results, the mining operations in both North America and Australia experienced extreme weather conditions which severely reduced production. Both of these domains are now back to projected levels of production, and expect to recover the production shortfall of the first quarter by year-end. Five of our 13 South African mines performed poorly, resulting in a second disappointing quarter by the South African domain. Management has presented to the Board plans to address the problems experienced. These include, as set out more fully in a website document, improving mine infrastructure, extending operating flexibility through increased development and renewing the focus on labour productivity. The Board looks forward to their full implementation.

With the gold price received by the company marginally down quarter on quarter from $319 to $315, headline earnings before the deferred tax rate change declined by 8% to R449 million. Earnings per share were down 15% to 421 cents per share. Cash costs per ounce improved slightly from $223 last quarter to $220, and total costs per ounce were stable at $254 ($255 last quarter).

The quarter has seen promising new business developments. The company acquired stakes in two of Africa's best gold prospects: 40% of Morila in Mali and 50% of Geita in Tanzania. When in full production next year these mines – together with Sadiola Hill and Navachab – will produce some 800 000 ounces of cost-effective production annually. With the 500 000 ounces from Australia, 490 000 from North America and 420 000 from South America, this represents a considerable broadening of the mining mix of this company.

The e-commerce partnership, GoldAvenue, was also announced during this quarter. Together with our partners, J P Morgan and PAMP, we now have a vehicle to meaningfully reposition gold products in key developed markets.

Finally, the Board today approved a capital vote to expand AngloGold's Australian operation, Sunrise Dam. This project, at a total cost of some $63 million, is expected to add 1.45 million ounces of production to the mine, extending its life by three and a half years and achieving an average cash cost for its remaining life of $186 per ounce. The project will be entirely financed by internally generated funds. This is the second organic expansion project to be undertaken by AngloGold this year; the first was Yatela, in Mali, announced in February.

NICKY OPPENHEIMER
Chairman

BOBBY GODSELL
Chief Executive Officer

26 April 2000

SUMMARY OF OPERATIONS

SOUTH AFRICA

Overall performance

Headline earnings for the quarter were marginally better than the previous quarter. Gold production decreased by 3% to 41 873 kilograms but this was offset by a 5% reduction in production costs.

Unit cash costs of R46 491 for the quarter were 2% lower than the previous quarter. Productivity, expressed in grams per employee, was held to the previous quarter's levels while the lower production volumes resulted in square metres per employee falling to 4 from 4.28 in the previous quarter.

While production levels improved at **Great Noligwa** in the latter part of the quarter, the mine continued to disappoint with gold production reflecting a 7% decline, quarter on quarter. **Kopanang** produced at targeted levels although these were lower than in the previous quarter. **Tau Lekoa**, despite a 6% reduction in the grade recovered, managed to limit the reduction in gold output to 2% below the previous quarter. In addition, total cash costs were 7% lower than in the previous quarter.

Gold output remained at the level of the previous quarter at **Bambanani**, despite a drop in grade mix and poor face advance. At **Tshepong,** production was marginally down compared to the previous quarter while at **Matjhabeng,** production improved by 4%. At **Joel,** the quarter was severely impacted by a two-day power outage and inefficiency arising from the current shift arrangements. Consequently, gold production was down by 10% against the previous quarter.

Production at **TauTona** was hampered by poor face advance and problems associated with the ageing infrastructure. Gold production was down by 15% against the previous quarter. Despite seismicity in the shaft pillar area, **Savuka** increased gold production against the previous quarter.

Mponeng had an excellent first quarter, with gold production increasing by 11%. Gold production at **Elandsrand** was 6% lower than the previous quarter, mainly as a result of lost raiselines which affected grade mix and area mined. At **Deelkraal**, gold production was marginally higher than the previous quarter.

Ergo continued to perform to planned efficiencies despite production delays caused by high rainfall.

Tragically, 17 employees lost their lives in separate mine accidents during the quarter, compared to 10 in the previous quarter. Lost time injuries increased by 14.4% to 777 against the previous quarter, which was the best on record in the South African operations. When compared to the same period last year, however, it is encouraging to note that lost time injuries improved by 14%. Management is concerned at these increases and continues to intensify efforts to achieve safer working conditions.

Capital projects

At **Moab Khotsong**, overall progress on the project continues to be satisfactory.

Progress on the **Mponeng** deepening project has been good. The equipping programme is slightly ahead of schedule with commissioning planned for 8 August 2000.

The **Joel Taung North** shaft project was delayed by four weeks, mainly due to a water intersection above 137 level.

Infrastructure development on levels 109 and 103 at the **Elandsrand** sub-shaft deepening project started one month ahead of schedule. The project is progressing satisfactorily.

OTHER AFRICAN OPERATIONS

AngloGold has a 38% interest in the Sadiola mine in Mali and owns the Navachab mine in Namibia.

Sadiola had another good quarter, with gold production up 4% to 53 000 ounces, largely as a result of increased recovery grades. Total cash costs (including royalty payments) were maintained at levels similar to the previous quarter due to the increased production. There were no lost time injuries for the quarter.

Progress has been made in discussions with the Government of Mali on the **Yatela** project, with the Ministry of Mines indicating that the key proposals submitted to them were acceptable. Partial loan financing through the Credit Guarantee Insurance Corporation (CGIC) has been arranged, subject to South African Reserve Bank approval, with the balance to be funded by shareholders' loans.

Although production at **Navachab** decreased by 8% to 17 000 ounces, an improved average revenue price and improved cost measures resulted in profit increasing to US$1.1 million. Unit cash costs decreased to $216 per ounce. In terms of safety, Navachab also performed very well. The mine received three safety awards in the quarter: the 5 star NOSA rating, a Chamber of Mines (Namibia) safety award, and a 'Safety Practitioner of the Year' acknowledgement, awarded to one of the mine's safety officers.

New acquisitions

AngloGold and Ashanti announced on 5 April that they had signed heads of agreement on the sale by Ashanti of an effective 50% of the **Geita** project in northern Tanzania to AngloGold. AngloGold will pay Ashanti $205 million for the 50% share and will procure or provide project financing for Geita totalling $130 million.

This acquisition, particularly when viewed with the agreement between AngloGold and Randgold Resources on the Morila project, is clear evidence of this company's commitment to changing its mining risk profile, by adding shallow and surface reserves to its existing deep level, hard rock assets. We are also confident that the acquisition will add to the company's shareholder value.

Geita has published reserves of 5.5 million ounces and resources of 12 million ounces, and is expected to have an average annual production of approximately 500 000 ounces at a cash cost of less than $180 per ounce. Our own investigation of the mineralised deposits in the Geita licence area indicates that the potential for the discovery of further resources at Geita, and their conversion to reserves, is good. These resources would be accessible either through the five envisaged open pits or from adjacent ground.

The whole Geita area is highly mineralised. As a result, we expect to recover a further 9 million ounces of gold over the life of the project. At the adjacent Nyamulilima Hill prospect, which AngloGold is adding to the project, the current resource base is 2.1 million ounces, of which approximately one million ounces are likely to be converted to reserves. The total potential recoverable gold from the project is thus some 15.5 million ounces. This excludes Ashanti's interest in the Spinifex properties and any additional blue sky. These reserves will be treated at the Geita metallurgical facility, avoiding the need for an additional recovery plant.

The Geita recovery plant currently has a planned capacity of 4 million tonnes per annum (mtpa). This capability has the potential to be increased to 7 mtpa, at an estimated cost of $38 million, thus significantly improving the project's net present value. This expansion will require a detailed feasibility study which is currently planned for 2004. The project is likely to produce its first gold in July this year.

AngloGold also announced in April that it had reached an agreement with Randgold Resources on the sale to AngloGold of 50% of Randgold Resources' stake in the **Morila** project in Mali. AngloGold will pay $132 million for the share, which should yield approximately 168 000 attributable ounces of gold annually at an average cash cost over the life of the project of $137 per ounce.

AngloGold is certain that this project, like Geita, will add value for our shareholders, at a double-digit discount rate. The property has reserves of some 5.8 million ounces, with an average grade of approximately 4.35 grams per tonne over its 14-year life. This has been verified by the results of 53 boreholes, drilled since December 1999 data on the project was made available. The project is made particularly attractive by the fact that higher grade ore will be available for treatment at the early stages of mining, which could improve the operation's NPV. The mine should produce its first gold in October 2000.

In the second quarter of 2000 construction will begin at Yatela and the Morila and Geita agreements will be finalised.

NORTH AMERICA

These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture and the 67% interest (100% interest in production ounces, subject to contract obligations by the joint venture partners) in the Cripple Creek & Victor joint venture.

Production at these operations declined by 12% over the previous quarter to 114 000 ounces, largely as a result of severe wet weather conditions at **Jerritt Canyon,** which led to a 16% reduction in tonnage processed. Unit cash costs increased by 21% to $190 per ounce at Jerritt Canyon; the low costs in the fourth quarter arose from exceptional grades realised during that period.

Capital expenditure for the first quarter was $3.1 million or $1.0 million less than fourth quarter levels as a result of lower spending on Murray development and completion of the installation of a cooling tower in the mill during the fourth quarter.

Production at **Cripple Creek & Victor** of 55 000 ounces was 2% lower than the previous quarter. Despite this slight decrease, unit cash costs remained steady at $179 per ounce. Capital expenditure of $4.4 million was considerably lower than in the previous quarter, as construction was slowed by weather. East Cresson mine development continued during the first quarter and Amendment No. 8 was filed in late March. Approval of Amendment No. 8 is expected by late October 2000.

The safety record at both operations remained very good with no fatalities or disabling injuries in the quarter.

SOUTH AMERICA

These operations comprise AngloGold's 100% interest in the Morro Velho mines and the 50% interest in the Serra Grande mines in Brazil, as well as the 46.25% interest in Cerro Vanguardia in southern Argentina.

Gold production at these operations totalled 105 000 ounces, 5% higher than the previous quarter, reflecting a net 3.3% increase in tonnage at all operations, except for **Morro Velho** where lower tonnage was compensated for by higher recovered grades.

Cash costs improved by 10% at **Serra Grande**, following the increase in production, and by 3% at **Cerro Vanguardia**. Cash costs were marginally higher at Morro Velho at $129 per ounce. Besides increased production, cash costs were positively impacted by higher by-product credits and a reduction in operating costs.

The number of minor lost time injuries in the first quarter was disappointing but confirmed the correctness of the decision to implement NOSA throughout the operations. Task forces have been formed for each of the three mines with the result that the negative trend at Cerro Vanguardia has already been reversed. At Morro Velho and Serra Grande the inclusion of contractors in these statistics from the second quarter may, initially, adversely affect this performance.

AUSTRALIA

AngloGold's newly acquired operations comprise the wholly owned Sunrise Dam in Western Australia and Pine Creek operations, made up of Union Reefs and Brocks Creek, in the Northern Territory; and joint venture interests in Boddington (33.3%) in Western Australia and Tanami (40%) in the Northern Territory. These operations are expected to add more than 500 000 ounces to AngloGold's annual production.

Cyclonic rains in the northern and western areas of the continent negatively impacted production in the first quarter. The rain restricted access to ore in many of the open-pit mining areas and wet ore, in some instances, caused reductions in the throughput rates at the plants. As a consequence, aggregate production was limited to 118 000 ounces.

Although the heavy rain at **Sunrise Dam** significantly reduced the amount of ore recovered from the mine, the availability of ore stockpiles ensured that mill feed tonnages and head grades could be reasonably well maintained. The installation of additional crushing plant capacity during the quarter has removed a potential bottleneck and allowed the plant to achieve a throughput rate of around 2 million tonnes a year on the current ore blend. Improved recoveries resulted in production of 47 000 ounces being slightly better than expected. The availability of higher grade ore in the previous quarter resulted in exceptionally high production, which comprised one third of Sunrise Dam's production for 1999. With the ore grade scheduled for the current period slightly below the resource average, there has been a 29% fall in the quarter on quarter production. Although total cash costs for the quarter of $184 per ounce were 51% higher than in the previous quarter, the performance continues to reflect the inherent low cost structure of the mine.

A record wet season at **Pine Creek** curtailed mining at Union Reefs in the first quarter. With mining forced into lower grade areas, both the volume and grade of ore being processed through the Union Reefs mill were negatively impacted. Although rain disruption at Brocks Creek was not as great, the increasing hardness of the ore being processed reduced plant throughputs. Union Reefs' production for the quarter was 26 000 ounces, 24% down on the previous quarter. Total cash costs increased to $304 per ounce, an increase of 20% over the previous quarter. At Brocks Creek, production for the quarter was 15 000 ounces, 12% lower than the previous quarter. Cash costs were unchanged at $255 per ounce. With weather conditions expected to improve and the plant throughput rate at Brocks Creek improving following the relining of the semi-autogenous grinding mill, performance at Pine Creek is expected to improve over coming months. Mining at Brocks Creek is scheduled to cease in May but the plant will continue to operate on stockpiles until at least August, some two months longer than expected.

At **Boddington**, production increased by 5% over the previous quarter to 20 000 ounces and cash costs increased by 2% to $219 per ounce. At **Tanami**, wet weather severely affected the operations and production decreased by 25% over the previous quarter to 10 000 ounces. As a result, cash costs increased by 23% to $320.

Field exploration activities were effectively suspended during the wet season. Drilling programmes will resume during the second quarter.

Two lost time injuries were reported during the quarter.

Sunrise Dam expansion

The initial development of the Sunrise Dam operation was approved by the then Acacia Resources Board in May 1996. The development was based on what was, at that stage, a relatively small, data constrained resource. Subsequent exploration has significantly increased the size of the resource which, at the end of 1999, was estimated to contain 4.35 million ounces of gold. Plant capacity was subsequently upgraded to 2 million tonnes a year on a mix of oxide and fresh ore.

The completion of an intensive drilling programme during the first half of 1999 effectively defined the limits to the resources that are potentially recoverable by open-pit mining techniques. This, together with an improved understanding of the metallurgy of the resource and operating characteristics of the plant gained from three years' operating experience, allowed the start of a major feasibility study during 1999 to determine the optimal mine/plant configuration for the operation.

Following this study, the AngloGold Board has approved the development of the Sunrise Dam MegaPit. The plan essentially involves a major expansion of the open pit, coupled with an increase in the plant capacity to 2.5 million tonnes per annum of fresh ore. This is expected to extend the mine's life by three years to 2007, during which a total of approximately 2.3 million ounces of gold should be produced.

Significantly, this expansion will be funded entirely from the mine's cash flow.

The average spot price of gold for the first quarter of 2000 was just under $290 per ounce, compared with an average of $295 for the final quarter of 1999. Once again, this average price concealed considerable volatility in the market during this period. During the quarter, the spot price traded between a low of $274 and a high of $319 per ounce. Much of the impetus behind the rally up to the highs for the quarter seems to have come from anticipation among short-term speculators in the gold market about announcements to be made regarding the price hedging policies of major gold mining companies. This speculation generated a cycle of buying during February, but the market has since returned to trade in a tighter but stable range at around $280 per ounce.

For South African producers, the first quarter of 2000 saw a significant move in the value of the rand against the US dollar. From an exchange rate of R6.04 to the US$ early in January, the local currency weakened to R6.52 at the end of the quarter, and is currently trading in a range around R6.60 to the dollar. This move in the currency has benefits for cash cost levels at South African gold producers. The weaker currency has also given important support to the local spot price of gold, which averaged R58 750 per kilogram for the three month period, compared with an average price of R58 123 per kilogram for the final quarter of 1999.

The first quarter has seen a better understanding develop on the workings of the gold sales agreement announced in September 1999 between European central bank members and other leading official gold holders. While sales of gold by the Swiss National Bank are likely to start in the near future, it is clear that these will be constrained by the ceiling on official sales agreed in September 1999. In addition, Swiss authorities have indicated that they are likely to effect such sales through conventional market channels rather than the exceptional method of lump sum auctions followed by United Kingdom authorities. In this regard, representatives of the Swiss National Bank have stressed their desire to avoid negative impact on the gold market through their sales of reserves. This has been a sentiment echoed also by Dutch Central Bank authorities, and sales of gold by Holland during the first quarter of 2000 were conducted in an efficient and non-disruptive manner.

The market appears to have found a level of support at around $280 per ounce in both the physical and traded markets for the metal. Physical demand for gold during the first quarter has been healthy, and sell-offs in the equity markets have seen a measure of investor interest in gold.

The AngloGold open hedge position as at the end of March 2000 is shown below. The net exposure in the hedge is lower than that at the end of 1999, reflecting both deliveries into hedge contracts during the first quarter of the year, and the offset of open positions during the quarter.

Net Delta Open Hedge Position as at 31 March 2000

As at 31 March 2000, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 6.53 available on 31 March 2000.

	Kilograms sold	Forward Price Rand per kg	Forward Price US$ per oz	Ounces sold (000)	% Position in US$
12 Months ending					
31 December 2000	98 871	64 956	304	3 179	28
2001	97 867	73 261	336	3 146	65
2002	83 640	80 724	350	2 689	64
2003	53 837	85 539	347	1 731	80
2004	28 480	91 991	348	916	80
January 2005 - December 2009	107 300	118 406	362	3 450	81
Total	469 995	85 690	340	15 111	63

The marked to market value of all hedge transactions making up the hedge positions in the above table was R720 million ($110 million) as at 31 March 2000. The value was based on a gold price of $279 per ounce, exchange rates of R/US$ 6.53 and US$/AU$ 0.61 and the prevailing market interest rates and volatilities at the time.

As at 26 April 2000, the marked to market value of the hedge book was R916 million ($136 million) based on a gold price of $278 per ounce and exchange rates of R/$ 6.74 and US$/AU$ 0.59 and the prevailing market interest rates and volatilities at the time.

AngloGold Hedge Position as at 31 March 2000								
Year		2000	2001	2002	2003	2004	2005–2009	Total
Dollar Gold								
Forward Contracts	Amount (kg)	55 751	52 214	39 926	27 316	18 399	68 485	262 091
	US$ per oz	$309	$326	$330	$336	$338	$351	$331
Put Options Purchased	Amount (kg)	10 575	3 110	3 110	4 977	1 866		23 638
	US$ per oz	$295	$396	$407	$362	$433		$348
	*Delta (kg)	5 039	2 876	2 690	2 979	1 409		14 993
Put Options Sold	Amount (kg)	14 214						14 214
	US$ per oz	$291						$291
	*Delta (kg)	8 483						8 483
Call Options Purchased	Amount (kg)	41 057	1 555					42 612
	US$ per oz	$324	$350					$325
	*Delta (kg)	2 327	379					2 706
Call Options Sold	Amount (kg)	45 398	8 731	11 885	10 463	3 303	3 938	83 718
	US$ per oz	$305	$357	$373	$372	$342	$347	$332
	*Delta (kg)	13 213	1 990	3 293	3 887	1 896	2 605	26 884
Rand Gold								
Forward Contracts	Amount (kg)	27 444	25 903	21 953	8 155	3 925	14 630	102 010
	Rand per kg	R66 738	R78 247	R83 171	R86 166	R92 959	R137 304	R85 880
Put Options Purchased	Amount (kg)	933	1 244					2 177
	Rand per kg	R69 124	R75 554					R72 798
	*Delta (kg)	810	942					1 752
Put Options Sold	Amount (kg)	775						775
	Rand per kg	R58 604						R58 604
	*Delta (kg)	323						323
Call Options Purchased	Amount (kg)	16 326						16 326
	Rand per kg	R58 887						R58 887
	*Delta (kg)	10 160						10 160
Call Options Sold	Amount (kg)	14 274	18 214	14 357	4 519	1 875	4 994	58 233
	Rand per kg	R65 357	R78 116	R87 002	R93 765	R93 602	R113 695	R81 944
	*Delta (kg)	1 942	3 873	4 137	1 696	1 200	3 183	16 031
AU Dollar Gold								
Forward Contracts	Amount (kg)	16 857	10 707	12 597	9 953	3 110	36 391	89 615
	AU$ per oz	AU$492	AU$549	AU$626	AU$588	AU$574	AU$640	AU$591
Call Options Purchased	Amount (kg)	7 776	4 121	6 687	778	4 666	36 391	60 419
	AU$ per oz	AU$595	AU$717	AU$728	AU$703	AU$704	AU$686	AU$683
	*Delta (kg)	892	259	955	149	1 459	17 995	21 709
Rand Dollar (000)								
Forward Contracts	Amount (US$)	415 413	20 000	20 000				455 413
	ZAR per US$	R6.37	R6.14	R6.48				R6.36
Put Options Purchased	Amount (US$)	81 250						81 250
	ZAR per US$	R6.41						R6.41
	*Delta (kg)	19 946						19 946
Put Options Sold	Amount (US$)	90 000						90 000
	ZAR per US$	R6.33						R6.33
	*Delta (kg)	17 833						17 833
Call Options Purchased	Amount (US$)	7 500	10 470	5 450				23 420
	ZAR per US$	R5.81	R6.15	R6.48				R5.81
	*Delta (kg)	7 321	9 061	4 369				20 751
Call Options Sold	Amount (US$)	155 500	30 670	33 450	8 000			227 620
	ZAR per US$	R6.56	R6.57	R7.06	R6.94			R6.65
	*Delta (kg)	96 534	20 500	20 435	6 340			143 809

*The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2000.

1. The financial results for the quarter ended 31 March 2000 are unaudited. Certain items relative to the previous quarter have been restated for comparative purposes.

2. With effect from 7 February 2000, AngloGold acquired 100% of the issued share capital of Acacia Resources Limited (subsequently renamed AngloGold Australasia Limited), a gold company operating in Australia. This followed the close of the offer on 24 December 1999 and the subsequent compulsory acquisition of the shares held by those shareholders who had not accepted the offer.

   The results of AngloGold Australasia for the quarter ended 31 March 2000 have been consolidated.

3. During the quarter 351 009 ordinary shares were allotted at a price of R298 per share to complete the acquisition of AngloGold Australasia and 30 600 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 March 2000 to 106 996 287.

4. The following announcements were made on 5 April 2000:

   4.1 that AngloGold had entered into a non-binding heads of agreement to purchase from Ashanti Goldfields Company Limited an effective 50% joint venture interest in the Geita project in Tanzania for a cash consideration of US$205 million. In addition, AngloGold will procure or provide further financing, totalling US$130 million, for the project.

   4.2 that AngloGold had purchased a 50% share of Randgold Resources Limited's (Randgold Resources) stake in the Morila gold mining project in Mali for US$132 million in cash.

   This will result in AngloGold and Randgold Resources each having a 40% indirect interest in the project, with the balance being held by the Mali Government.

5. On 11 April 2000 it was announced that AngloGold, J.P. Morgan & Co. Incorporated and PAMP (Produits Artistiques de Métaux Précieux), had formed GoldAvenue as an independent company that would be the first to offer a comprehensive range of products and services for businesses, investors and consumers in the gold market primarily through the use of the Internet. GoldAvenue is scheduled to begin rolling out its products and services via the launch of a comprehensive gold website at www.goldavenue.com in the second half of 2000.

6. Earnings per share have been calculated using the weighted average number of ordinary shares in issue.

7. Orders placed and outstanding on capital contracts as at 31 March 2000 totalled R677.2 million, equivalent to US$103.8 million at the rate of exchange ruling on that date.

8. Final dividend No. 87 of 1 100 South African cents per share was paid to registered shareholders on 31 March 2000. The dividend was paid to holders of American Depositary Shares (ADS) on 10 April 2000 at a rate of 83.43 US cents per ADS. Each ADS represents one-half of an ordinary share.

9. The 56th annual general meeting of AngloGold will take place at a function to be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, on Thursday, 25 May 2000 commencing at 12:00 (SA time). Registered shareholders are reminded to submit proxy forms timeously should they wish to do so.

10. This report contains a summary of the results of AngloGold's operations. Detailed information relating to the operations will be available on the Internet and in printed format from the investor relations contacts, whose details, along with the website address, appear at the end of this document.

By order of the Board

N F OPPENHEIMER   **R M GODSELL**
Chairman   *Chief Executive Officer*

26 April 2000

GROUP BALANCE SHEET

Prepared in accordance with International Accounting Standards

December 1999	March 2000		March 2000	December 1999
US Dollar million			**SA Rand million**	
		ASSETS		
		Non-current assets		
2 901.4	**2 719.7**	Mining assets	**17 745.9**	**17 857.1**
221.7	**236.3**	Goodwill	**1 541.9**	**1 364.6**
12.9	**12.4**	Investments in associates	**81.2**	**79.4**
7.5	**7.3**	Other investments	**47.4**	**45.9**
44.5	**42.7**	AngloGold Environmental Rehabilitation Trust	**278.3**	**273.7**
55.9	**53.8**	Long-term loans - unsecured	**351.1**	**343.9**
3 243.9	**3 072.2**		**20 045.8**	**19 964.6**
		Current assets		
189.9	**182.7**	Inventories	**1 191.9**	**1 169.0**
222.9	**201.0**	Trade and other receivables	**1 311.5**	**1 372.3**
21.3	**23.2**	Current portion of loans advanced	**151.6**	**131.0**
492.5	**351.0**	Cash and cash equivalents	**2 290.6**	**3 031.0**
926.6	**757.9**		**4 945.6**	**5 703.3**
4 170.5	**3 830.1**	**Total assets**	**24 991.4**	**25 667.9**
		EQUITY AND LIABILITIES		
		Capital and reserves		
1 275.8	**1 220.5**	Share capital and premium	**7 963.5**	**7 852.4**
29.5	**28.6**	Non-distributable reserve	**186.6**	**181.6**
367.9	**414.2**	Retained earnings	**2 702.6**	**2 264.6**
1 673.2	**1 663.3**	Shareholders' equity	**10 852.7**	**10 298.6**
26.5	**27.5**	Minority interests	**179.2**	**163.1**
1 699.7	**1 690.8**		**11 031.9**	**10 461.7**
		Non-current liabilities		
679.3	**670.2**	Borrowings	**4 373.0**	**4 180.7**
18.7	**18.5**	Debentures	**120.7**	**114.9**
318.5	**305.1**	Provisions	**1 990.6**	**1 959.9**
710.9	**666.9**	Deferred taxation	**4 351.7**	**4 375.5**
1 727.4	**1 660.7**		**10 836.0**	**10 631.0**
		Current liabilities		
359.0	**282.8**	Trade and other payables	**1 846.0**	**2 209.4**
130.3	**121.7**	Current portion of borrowings	**794.0**	**801.8**
62.7	**74.1**	Taxation	**483.5**	**385.9**
191.4	**-**	Dividends	**-**	**1 178.1**
743.4	**478.6**		**3 123.5**	**4 575.2**
4 170.5	**3 830.1**	**Total equity and liabilities**	**24 991.4**	**25 667.9**

10

GROUP CASH FLOW STATEMENT

Year ended December 1999	Quarter ended March 2000	Prepared in accordance with International Accounting Standards	Quarter ended March 2000	Year ended December 1999
US Dollar million			**SA Rand million**	
		Cash flows from operating activities		
596.5	117.7	Cash generated from operations	747.9	3 644.2
(52.5)	(18.5)	Interest paid	(117.3)	(321.3)
71.4	17.1	Interest received	108.2	436.6
4.4	0.7	Growth in AngloGold Environmental Rehabilitation Trust	4.6	26.3
5.4	0.5	Dividends received from associates	3.2	32.9
0.7	-	Dividends received	-	4.8
(272.3)	(186.5)	Dividends paid	(1 178.1)	(1 663.6)
(100.9)	(8.2)	Mining and normal taxation paid	(52.0)	(616.4)
252.7	(77.2)	Net cash (outflow) / inflow from operating activities	(483.5)	1 543.5
		Cash flows from investing activities		
(217.6)	(44.3)	Purchase of mining assets	(280.0)	(1 329.0)
2.5	1.0	Proceeds from sale of mining assets	6.4	15.0
(2.0)	-	Investments acquired	-	(12.7)
(468.3)	-	Acquisition of subsidiaries	-	(2 883.1)
220.5	-	Proceeds from sale of investments	-	1 347.0
(464.9)	(43.3)	Net cash outflow from investing activities	(273.6)	(2 862.8)
		Cash flows from financing activities		
3.5	1.0	Proceeds from issue of share capital	6.6	21.3
(6.9)	-	Share issue expenses	(0.1)	(42.3)
517.9	-	Proceeds from borrowings	-	3 164.0
(42.7)	(2.5)	Repayment of borrowings	(16.0)	(260.6)
(8.2)	(0.6)	Loans advanced	(3.6)	(50.0)
23.4	0.9	Repayment of loans advanced	5.9	142.9
487.0	(1.2)	Net cash inflow from financing activities	(7.2)	2 975.3
274.8	(121.7)	**Net (decrease) increase in cash and cash equivalents**	(764.3)	1 656.0
(35.9)	(19.8)	Translation adjustment	23.9	(116.8)
253.6	492.5	Opening cash and cash equivalents	3 031.0	1 491.8
492.5	351.0	**Closing cash and cash equivalents**	2 290.6	3 031.0
		Note to the Cash Flow Statement		
		Cash generated from operations		
442.6	92.9	Profit on ordinary activities before taxation	591.8	2 703.1
		Adjusted for:		
5.0	2.1	Non-cash movements	13.1	30.6
196.3	58.0	Amortisation of mining assets	365.7	1 199.3
52.5	18.5	Interest paid	117.3	321.3
(71.4)	(17.1)	Interest receivable	(108.2)	(436.6)
(4.4)	(0.7)	Growth in AngloGold Environmental Rehabilitation Trust	(4.6)	(26.3)
(7.1)	(1.2)	Income from associates	(7.7)	(43.2)
(0.7)	-	Dividends received	-	(4.8)
(4.2)	0.2	Loss (profit) on sale of mining assets	1.4	(25.6)
(12.1)	(35.0)	Movement in working capital	(220.9)	(73.6)
596.5	117.7		747.9	3 644.2
		The following analyses the movement in working capital:		
4.1	(3.6)	(Increase) decrease in inventories	(22.9)	25.2
(4.5)	9.6	Decrease (increase) in trade and other receivables	60.8	(27.5)
(11.7)	(41.0)	Decrease in trade and other payables	(258.8)	(71.3)
(12.1)	(35.0)		(220.9)	(73.6)

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards

Statistics are shown in metric units and financial figures in South African rand.

Issued Capital: 106 996 287 ordinary shares of 50 cents each

2 000 000 A redeemable preference shares

778 896 B redeemable preference shares

All the preference shares are held by a wholly owned subsidiary company

			Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
GOLD					
UNDERGROUND OPERATIONS					
Tonnes milled	- 000	- reef	5 117	5 111	21 055
		- waste	76	182	649
		- total	5 193	5 293	21 704
Yield	- g/t	- reef	8.17	8.29	8.31
		- waste	0.69	0.65	0.81
		- average	8.06	8.03	8.09
Gold produced	- kg	- reef	41 799	42 370	174 994
		- waste	52	119	527
		- total	41 851	42 489	175 521
PRODUCTIVITY					
g/employee		- target	205	224	222
		- actual	185	207	210
SURFACE AND DUMP RECLAMATION					
Tonnes treated	- 000		12 356	13 151	54 354
Yield	- g/t		0.32	0.31	0.30
Gold produced	- kg		3 933	4 119	16 165
OPEN-PIT OPERATIONS					
Tonnes mined	- 000		11 703	11 198	47 880
Stripping ratio	- t(mined-treated)				
	/t treated		1.09	2.55	2.51
Tonnes treated	- 000		5 589	3 151	13 630
Yield	- g/t		1.56	1.93	1.72
Gold produced	- kg		8 725	6 071	23 480
TOTAL					
Gold produced	- kg		54 509	52 679	215 166
Revenue - R/kg sold	- (excluding accelerated hedge)		63 704	62 305	61 577
	- (including accelerated hedge)		63 986	62 735	61 830
Total cash costs	- R/kg produced		44 607	43 954	41 973
Total production costs - R/kg produced			51 615	50 201	47 842
CAPITAL EXPENDITURE					
	- mining direct		254.7	361.9	1 254.6
	- other		25.3	3.7	90.6
	- recoupments		(6.4)	-	(15.0)
Net capital expenditure			273.6	365.6	1 330.2

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards

Statistics are shown in imperial units and financial figures in US dollars.

Issued Capital: 106 996 287 ordinary shares of 50 cents each

2 000 000 A redeemable preference shares

778 896 B redeemable preference shares

All the preference shares are held by a wholly owned subsidiary company

		Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
GOLD				
UNDERGROUND OPERATIONS				
Tons milled - 000	- reef	5 641	5 634	23 209
	- waste	83	201	715
	- total	5 724	5 835	23 924
Yield - oz/t	- reef	0.238	0.242	0.242
	- waste	0.024	0.019	0.024
	- average	0.235	0.234	0.236
Gold produced - oz 000	- reef	1 344	1 362	5 626
	- waste	2	4	17
	- total	1 346	1 366	5 643
PRODUCTIVITY				
oz/employee	- target	6.60	7.20	7.14
	- actual	5.94	6.66	6.75
SURFACE AND DUMP RECLAMATION				
Tons treated - 000		13 621	14 497	59 915
Yield - oz/t		0.009	0.009	0.009
Gold produced - oz 000		126	132	520
OPEN-PIT OPERATIONS				
Tons mined - 000		12 900	12 344	52 779
Stripping ratio - t(mined-treated)				
/t treated		1.09	2.55	2.51
Tons treated - 000		6 161	3 474	15 024
Yield - oz/t		0.05	0.056	0.050
Gold produced - oz 000		281	195	755
TOTAL				
Gold produced - oz 000		1 753	1 693	6 918
Revenue - $/oz sold - (excluding accelerated hedge)		314	316	313
- (including accelerated hedge)		315	319	315
Total cash costs - $/ounce produced		220	223	213
Total production costs - $/ounce produced		254	255	244
Rand/US Dollar average exchange rate		6.32	6.13	6.11
CAPITAL EXPENDITURE				
- mining direct		40.3	59.1	205.4
- other		4.0	1.1	14.8
- recoupments		(1.0)	-	(2.4)
Net capital expenditure		43.3	60.2	217.8

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

SA Rand million	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Turnover	3 646.0	3 381.3	13 755.5
Gold revenue	3 568.5	3 341.6	13 473.1
Normal	3 553.0	3 319.0	13 418.8
Accelerated hedge	15.5	22.6	54.3
Cost of sales	2 842.0	2 643.1	10 385.6
Cash operating costs	2 418.4	2 314.3	9 027.4
Other cash costs	31.4	4.2	56.4
Total cash costs	2 449.8	2 318.5	9 083.8
Retrenchment costs	15.5	25.9	57.7
Rehabilitation and other non cash-costs	13.1	19.2	55.7
Production costs	2 478.4	2 363.6	9 197.2
Amortisation of mining assets	365.7	305.6	1 199.3
Total production costs	2 844.1	2 669.2	10 396.5
Inventory change	(2.1)	(26.1)	(10.9)
Operating profit	726.5	698.5	3 087.5
Corporate administration and other expenses	30.9	33.5	161.4
Marketing development costs	20.3	22.8	90.6
Research and development	9.3	12.9	42.7
Exploration costs	71.2	110.1	286.8
Profit from operations	594.8	519.2	2 506.0
Interest paid	117.3	105.5	321.3
Unwinding of decommissioning obligation	4.8	4.5	18.1
Interest receivable	108.2	151.8	436.6
Growth in AngloGold Environmental Rehabilitation Trust	4.6	5.5	26.3
Income from associates	7.7	-	43.2
Dividends received	-	2.5	4.8
(Loss) profit on sale of mining assets	(1.4)	25.6	25.6
Profit on ordinary activities before taxation	591.8	594.6	2 703.1
Taxation	128.0	96.6	227.7
Normal taxation	149.6	89.9	649.8
Deferred taxation - current	(22.6)	6.7	37.8
- rate change	1.0	-	(459.9)
Profit on ordinary activities after taxation	463.8	498.0	2 475.4
Profit on sale of associate	-	-	543.2
Amortisation of goodwill	32.5	(45.2)	335.8
Minority interest	16.0	11.3	28.9
Profit attributable to ordinary shareholders	415.3	531.9	2 653.9
Headline earnings			
The basic earnings have been adjusted by the following			
to arrive at headline earnings:			
Basic earnings	415.3	531.9	2 653.9
Less: Profit on sale of associate	-	-	543.2
Add: Amortisation of goodwill	32.5	(45.2)	335.8
Headline earnings	447.8	486.7	2 446.5
Add: Deferred taxation rate change	1.0	-	(459.9)
Headline earnings before deferred taxation rate change	448.8	486.7	1 986.6
Earnings per ordinary share - cents			
- Basic	389	540	2 695
- Headline	420	494	2 485
- Headline before deferred taxation rate change	421	494	2 018
Dividends			
- Rm			2 058.9
- cents per share			2 000

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

US Dollar million	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Turnover	576.4	551.9	2 251.5
Gold revenue	564.3	545.5	2 205.2
Normal	561.9	541.8	2 196.3
Accelerated hedge	2.4	3.7	8.9
Cost of sales	450.0	431.5	1 699.8
Cash operating costs	383.1	377.8	1 477.5
Other cash costs	4.9	0.8	9.2
Total cash costs	388.0	378.6	1 486.7
Retrenchment costs	2.4	4.2	9.4
Rehabilitation and other non-cash costs	2.1	3.1	9.2
Production costs	392.5	385.9	1 505.3
Amortisation of mining assets	58.0	49.9	196.3
Total production costs	450.5	435.8	1 701.6
Inventory change	(0.5)	(4.3)	(1.8)
Operating profit	114.3	114.0	505.4
Corporate administration and other expenses	5.1	5.5	26.4
Marketing development costs	3.2	3.7	14.8
Research and development	1.5	2.1	7.0
Exploration costs	11.1	18.0	46.9
Profit from operations	93.4	84.7	410.3
Interest paid	18.5	17.2	52.5
Unwinding of decommissioning obligation	0.8	0.8	3.0
Interest receivable	17.1	24.8	71.4
Growth in AngloGold Environmental Rehabilitation Trust	0.7	0.9	4.4
Income from associates	1.2	-	7.1
Dividends received	-	0.4	0.7
(Loss) profit on sale of mining assets	(0.2)	4.2	4.2
Profit on ordinary activities before taxation	92.9	97.0	442.6
Taxation	20.4	15.8	37.2
Normal taxation	23.7	14.7	106.4
Deferred taxation - current	(3.5)	1.1	6.2
- rate change	0.2	-	(75.4)
Profit on ordinary activities after taxation	72.5	81.2	405.4
Profit on sale of associate	-	-	88.7
Amortisation of goodwill	5.1	(7.4)	55.1
Minority interest	2.5	1.8	4.7
Profit attributable to ordinary shareholders	64.9	86.8	434.3
Headline earnings			
The basic earnings have been adjusted by the following to arrive at headline earnings:			
Basic earnings	64.9	86.8	434.3
Less: Profit on sale of associate	-	-	88.7
Add: Amortisation of goodwill	5.1	(7.4)	55.1
Headline earnings	70.0	79.4	400.7
Add: Deferred taxation rate change	0.2	-	(75.4)
Headline earnings before deferred taxation rate change	70.2	79.4	325.3
Earnings per ordinary share - cents			
- Basic	61	88	441
- Headline	66	81	407
- Headline before deferred taxation rate change	66	81	330
Dividends			
- $m			337.4
- cents per share			328

KEY OPERATING RESULTS
PER OPERATION

Prepared in accordance with International Accounting Standards.	Quarter ended March 2000	Quarter ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Quarter ended March 2000	Quarter ended December 1999
Rand / Metric	Yield - g/t		Gold produced - kg		Total cash costs - R/kg	
SOUTH AFRICAN OPERATIONS						
VAAL RIVER						
Great Noligwa Mine	11.20	11.34	6 449	6 963	35 185	37 063
Kopanang Mine	7.22	7.93	3 820	4 026	45 526	41 363
Tau Lekoa Mine	4.69	4.98	2 215	2 250	49 163	52 888
Surface Operations	0.60	0.54	675	641	39 133	35 933
ERGO						
Ergo	0.24	0.25	2 506	2 824	49 403	36 161
FREE STATE						
Bambanani Mine	6.84	7.36	3 639	3 630	54 511	59 291
Tshepong Mine	7.19	7.28	2 344	2 363	49 736	55 468
Matjhabeng Mine	7.44	7.85	3 166	3 049	57 552	61 733
Surface Operations	1.08	0.74	649	654	42 208	55 779
Joel Mine	5.50	5.98	1 776	1 975	56 793	54 252
WEST WITS						
TauTona Mine (East Mine)	10.84	11.05	4 136	4 883	40 691	38 607
Savuka Mine (West Mine)	8.21	8.07	2 021	1 953	55 164	59 919
Mponeng Mine (South Mine)	10.48	9.39	3 921	3 522	41 355	48 813
Elandsrand Mine	7.18	7.41	3 022	3 214	53 882	56 154
Deelkraal Mine	7.38	4.23	1 432	1 416	62 790	69 544
OTHER AFRICAN OPERATIONS						
Navachab	1.61	1.60	544	590	43 840	43 124
Sadiola - Attributable 38%	3.52	3.09	1 648	1 572	26 109	25 153
NORTH AMERICAN OPERATIONS						
Cripple Creek & Victor J.V.	0.65	0.87	1 695	1 741	36 540	33 052
Jerritt Canyon J.V. - Attributable 70%	15.15	9.09	1 839	2 280	38 570	30 913
SOUTH AMERICAN OPERATIONS						
Morro Velho	6.89	6.91	1 451	1 500	26 317	25 182
Serra Grande - Attributable 50%	8.26	8.12	747	604	21 269	23 124
Cerro Vanguardia - Attributable 46.25%	11.52	11.81	1 051	1 029	27 724	26 449
AUSTRALIAN OPERATIONS						
Sunrise Dam	3.47	4.85	1 453	2 051	37 270	24 032
Boddington - Attributable 33.33%	0.83	0.77	628	590	44 480	42 212
Tanami - Attributable 40%	2.60	2.53	309	410	64 824	50 846
Union Reefs	1.20	1.51	810	1 067	61 601	49 919
Brocks Creek	1.63	1.56	459	530	51 875	49 651

Quarter ended March 2000	Quarter ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Quarter ended March 2000	Quarter ended December 1999
Total production costs - R/kg		Productivity per employee - g		Profit from operations - Rm	
37 681	42 438	227	224	163.2	140.6
49 126	45 099	162	163	53.2	70.3
59 320	63 002	176	174	8.2	(0.9)
39 153	35 924	402	376	15.9	17.0
57 907	41 804			11.9	60.2
58 702	63 047	155	158	18.8	6.3
58 019	63 849	160	158	13.6	2.7
59 950	64 336	119	116	11.3	-
43 117	56 842	244	256	12.6	5.0
63 358	53 685	126	139	0.3	13.9
44 122	39 716	219	248	78.7	100.4
58 097	66 511	158	139	10.4	(3.6)
46 148	52 854	235	204	65.5	26.4
58 318	60 324	164	169	15.6	1.8
68 955	78 357	130	125	(7.4)	(24.9)
49 455	59 155	513	568	6.9	3.9
38 219	36 962	1 789	1 821	40.6	33.5
56 572	59 042	2 030	2 092	15.7	6.7
51 471	44 702	2 139	2 718	25.8	42.5
36 563	33 893	397	416	44.0	48.7
33 561	34 783	984	820	23.8	19.1
46 431	43 869	1 787	1 724	28.3	21.5
58 442	36 299	2 021	2 104	28.4	74.6
61 331	47 571	1 881	1 735	7.4	5.6
85 774	68 290	1 070	1 454	(4.7)	(2.4)
79 852	64 949	1 131	1 976	(9.2)	(1.1)
67 560	45 545	1 677	1 621	7.6	(0.3)

KEY OPERATING RESULTS
PER OPERATION

Prepared in accordance with International Accounting Standards.	Quarter ended March 2000	Quarter ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Quarter ended March 2000	Quarter ended December 1999
Dollar / Imperial	Yield - oz/t		Gold produced - oz 000		Total cash costs - $/oz	
SOUTH AFRICAN OPERATIONS						
VAAL RIVER						
Great Noligwa Mine	0.327	0.331	207	224	173	188
Kopanang Mine	0.211	0.231	123	129	224	210
Tau Lekoa Mine	0.137	0.145	71	72	242	268
Surface Operations	0.017	0.016	22	21	193	182
ERGO						
Ergo	0.007	0.007	81	91	243	180
FREE STATE						
Bambanani Mine	0.200	0.215	117	117	268	301
Tshepong Mine	0.210	0.212	75	76	245	282
Matjhabeng Mine	0.217	0.229	102	98	283	313
Surface Operations	0.031	0.022	21	21	208	283
Joel Mine	0.160	0.175	57	63	280	276
WEST WITS						
TauTona Mine (East Mine)	0.316	0.322	133	157	200	196
Savuka Mine (West Mine)	0.240	0.235	65	63	272	304
Mponeng Mine (South Mine)	0.306	0.274	126	113	204	248
Elandsrand Mine	0.209	0.216	97	103	265	285
Deelkraal Mine	0.215	0.123	46	46	309	353
OTHER AFRICAN OPERATIONS						
Navachab	0.047	0.047	17	19	216	219
Sadiola - Attributable 38%	0.103	0.090	53	51	129	128
NORTH AMERICAN OPERATIONS						
Cripple Creek & Victor J.V.	0.019	0.025	55	56	179	168
Jerritt Canyon J.V. - Attributable 70%	0.442	0.265	59	73	190	157
SOUTH AMERICAN OPERATIONS						
Morro Velho	0.201	0.202	47	48	129	128
Serra Grande - Attributable 50%	0.241	0.237	24	19	105	117
Cerro Vanguardia - Attributable 46.25%	0.336	0.344	34	33	136	140
AUSTRALIAN OPERATIONS						
Sunrise Dam	0.101	0.141	47	66	184	121
Boddington - Attributable 33.33%	0.024	0.022	20	19	219	216
Tanami - Attributable 40%	0.076	0.074	10	13	320	256
Union Reefs	0.035	0.044	26	34	304	253
Brocks Creek	0.047	0.045	15	17	255	255

Quarter ended March 2000	Quarter ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Quarter ended March 2000	Quarter ended December 1999
Total production costs - $/oz		Productivity per employee - oz		Profit from operations - $m	
186	215	7.31	7.19	25.8	23.0
242	229	5.21	5.23	8.3	11.5
292	320	5.65	5.58	1.3	(0.2)
193	182	12.92	12.07	2.5	2.8
285	212			1.9	9.8
289	320	4.97	5.09	2.8	1.1
286	324	5.15	5.09	2.	0.5
295	327	3.83	3.74	1.8	0.1
212	289	7.84	8.25	2.0	0.8
312	273	4.04	4.47	0.1	2.4
217	202	7.04	7.99	12.4	16.5
286	338	5.07	4.47	1.7	(0.6)
227	268	7.56	6.57	10.5	4.4
288	306	5.28	5.44	2.3	0.4
340	398	4.16	4.01	(1.2)	(4.1)
243	300	16.48	18.27	1.1	0.7
188	188	57.51	58.55	6.4	5.5
278	300	65.27	67.26	2.5	1.1
254	227	68.77	87.38	4.0	7.0
180	172	12.78	13.37	6.9	7.9
165	177	31.65	26.35	3.7	3.0
228	223	57.46	55.44	4.5	3.5
288	184	64.98	67.64	4.5	12.2
302	243	60.47	55.83	1.2	0.9
422	348	34.40	46.79	(0.7)	(0.4)
394	330	36.37	63.52	(1.5)	(0.2)
333	232	53.91	52.11	1.2	-

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

	METRIC						
	Advance	Sampled					
	metres	metres	channel width cm	gold g/t	gold cm.g/t	uranium kg/t	uranium cm.kg/t
Quarter ended March 2000							
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4 502	612	108.70	29.64	3 222	1.41	153.16
"C" reef	16	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	8 312	674	17.10	153.57	2 626	5.07	86.64
"C" reef	195	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	3 708	1,180	90.30	9.91	895	0.13	11.85
Moab Khotsong Mine							
Vaal reef	1 097	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	2 944	184	74.40	24.29	1 807	0.19	14.07
Tshepong Mine							
Basal reef	5 138	632	20.10	87.96	1 768	1.85	37.13
"B" reef	151	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	1 616	104	11.80	46.44	550	1.01	11.86
"A" reef	-	-	-	-	-	-	-
Taung South Shaft							
(previously Joel No. 3 shaft)							
Beatrix VS 5 Composite reef	1 687	423	89.30	9.38	838	-	-
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	175	-	-	-	-	-	-
Carbon Leader reef	3 419	38	23.11	82.64	1 910	0.81	18.77
Savuka Mine (West Mine)							
Ventersdorp Contact reef	382	16	30.40	38.72	1 177	0.10	2.94
Carbon Leader reef	511	-	-	-	-	-	-
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	5 639	850	90.20	19.25	1 736	-	-
Elandsrand							
Ventersdorp Contact reef	4 283	690	38.60	18.64	720	-	-
Deelkraal							
Ventersdorp Contact reef	866	267	196.90	4.19	825	-	-
(plus footwall bands)							

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

	IMPERIAL						
	Advance	Sampled					
	feet	feet	channel width inches	gold oz/t	gold ft.oz/t	uranium lb/t	uranium ft.lb/t
Quarter ended March 2000							
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	14 770	2 008	42.80	0.86	3.08	2.82	10.06
"C" reef	51	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	27 269	2 211	6.73	4.48	2.51	10.14	5.69
"C" reef	640	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	12 164	3 871	35.55	0.29	0.86	0.26	0.77
Moab Khotsong Mine							
Vaal reef	3 599	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	9 660	604	29.29	0.71	1.73	0.38	0.93
Tshepong Mine							
Basal reef	16 856	2 073	7.91	2.57	1.69	3.70	2.44
"B" reef	495	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	5 300	341	4.65	1.35	0.52	2.02	0.78
"A" reef	-	-	-	-	-	-	-
Taung South Shaft							
(Previously Joel No. 3 shaft)							
Beatrix VS 5 Composite reef	5 536	1 388	35.16	0.27	0.80	-	-
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	573	-	-	-	-	-	-
Carbon Leader reef	11 218	125	9.10	2.41	1.83	1.62	1.23
Savuka Mine (West Mine)							
Ventersdorp Contact reef	1 254	52	11.97	1.13	1.13	0.20	0.20
Carbon Leader reef	1 675	-	-	-	-	-	-
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	18 500	2 789	35.51	0.56	1.66	-	-
Elandsrand							
Ventersdorp Contact reef	14 051	2 264	15.20	0.54	0.69	-	-
Deelkraal							
Ventersdorp Contact reef	2 843	876	77.52	0.12	0.79	-	-
(plus footwall bands)							

SHAFT SINKING

SHAFT SINKING (metres)	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	28
Depth to date (below collar)	2 412	2 412	2 412
Rock / ventilation sub-vertical shaft			
Advance	-	29	133
Depth to date	939	939	939
Station cutting	-	-	90
JOEL MINE			
Taung North Shaft			
Advance	38	80	289
Depth to date (below collar)	1 331	1 293	1 293
MPONENG MINE			
Sub Shaft 1			
Advance	-	12	190
Depth to date	1 208	1 208	1 208

SHAFT SINKING (feet)	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	92
Depth to date (below collar)	7 913	7 913	7 913
Rock / ventilation sub-vertical shaft			
Advance	-	95	436
Depth to date	3 081	3 081	3 081
Station cutting	-	-	295
JOEL MINE			
Taung North Shaft			
Advance	125	262	948
Depth to date (bellow collar)	4 367	4 242	4 242
MPONENG MINE			
Sub Shaft 1			
Advance	-	39	623
Depth to date	3 963	3 963	3 963

Prepared in accordance with International Accounting Standards.

				Great Noligwa Mine					
				Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	97	112	435	1 046	1 210	4 681
Milled - 000	- tonnes /	- tons	- reef	576	614	2 441	635	677	2 691
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	576	614	2 441	635	677	2 691
Yield	- g/t	/ - oz/t	- reef	11.20	11.34	12.75	0.327	0.331	0.372
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	11.20	11.34	12.75	0.327	0.331	0.372
Gold produced	- kg	/ - oz 000	- reef	6 449	6 963	31 137	207	224	1 001
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	6 449	6 963	31 137	207	224	1 001
Revenue	- R/kg	/ - $/oz	- sold	62 714	62 289	61 662	309	316	314
Total cash costs	- R	/ - $	- ton milled	394	420	385	57	62	57
	- R/kg	/ - $/oz	- produced	35 185	37 063	30 172	173	188	154
PRODUCTIVITY									
per employee	- g	/ - oz	- target	283	224	255	9.18	7.86	8.21
			- actual	227	224	248	7.31	7.19	7.97
per employee	- m2	/ - ft2	- target	3.96	3.65	3.61	43.04	39.29	38.89
			- actual	3.43	3.61	3.46	36.89	38.86	37.28
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				403.6	432.9	1915.9	63.9	70.7	313.7
Accelerated hedge revenue				0.9	0.9	4.0	0.1	0.1	0.6
Total gold revenue				404.5	433.8	1919.9	64.0	70.8	314.3
Cost of sales				241.3	293.2	1076.3	38.2	47.8	176.1
Cash operating costs				225.6	256.4	934.7	35.8	41.9	153.0
Other cash costs				1.4	1.6	4.8	0.2	0.3	1.0
Total cash costs				227.0	258.0	939.5	36.0	42.2	154.0
Retrenchment costs				0.9	0.9	4.0	0.1	0.1	0.6
Rehabilitation and other non-cash costs				0.4	1.4	4.4	0.1	0.2	0.7
Production costs				228.3	260.3	947.9	36.2	42.5	155.3
Amortisation costs				14.7	35.1	129.7	2.3	5.7	21.1
Inventory change				(1.7)	(2.2)	(1.3)	(0.3)	(0.4)	(0.3)
Profit from operations				163.2	140.6	843.6	25.8	23.0	138.2
Capital expenditure									
			- mining direct	0.7	5.3	21.9	0.1	0.9	3.7
			- other	0.4	0.6	0.7	0.1	0.1	0.1
			- recoupments	-	-	-	-	-	-
Net capital expenditure				1.1	5.9	22.6	0.2	1.0	3.8

Kopanang Mine						Tau Lekoa Mine					
Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
108	119	443	1 164	1 277	4 772	85	96	366	914	1 030	3 947
529	508	2 102	583	560	2 317	473	452	1 913	521	498	2 110
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
529	508	2 102	583	560	2 317	473	452	1 913	521	498	2 110
7.22	7.93	7.74	0.211	0.231	0.226	4.69	4.98	4.96	0.137	0.145	0.145
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
7.22	7.93	7.74	0.211	0.231	0.226	4.69	4.98	4.96	0.137	0.145	0.145
3 820	4 026	16 272	123	129	523	2 215	2 250	9 493	71	72	305
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
3 820	4 026	16 272	123	129	523	2 215	2 250	9 493	71	72	305
62 833	62 280	61 743	310	316	314	62 820	62 300	61 760	309	316	314
329	328	332	47	49	49	230	263	240	33	39	36
45 526	41 363	42 944	224	210	219	49 163	52 888	48 419	242	268	246
162	162	158	5.20	5.21	5.08	176	159	165	5.65	5.11	5.31
162	163	169	5.21	5.23	5.43	176	174	180	5.65	5.58	5.78
4.44	4.53	4.37	47.80	48.71	47.05	6.92	6.58	6.81	74.51	70.83	73.31
4.58	4.79	4.60	49.33	51.60	49.56	6.74	7.38	6.94	72.55	79.46	74.68
239.0	249.8	1001.1	37.8	40.8	163.9	138.7	139.7	584.1	21.9	22.8	95.6
1.0	0.9	3.6	0.2	0.1	0.5	0.4	0.4	2.0	0.1	0.1	0.4
240.0	250.7	1 004.7	38.0	40.9	164.4	139.1	140.1	586.1	22.0	22.9	96.0
186.8	180.4	749.0	29.7	29.4	122.5	130.9	141.0	549.5	20.7	23.1	90.1
173.0	165.3	695.4	27.4	27.0	113.8	108.1	118.0	456.9	17.1	19.3	74.8
0.9	1.2	3.4	0.1	0.2	0.6	0.8	1.0	2.7	0.1	0.2	0.4
173.9	166.5	698.8	27.6	27.2	114.4	108.9	119.0	459.6	17.2	19.5	75.2
1.0	0.9	3.6	0.2	0.1	0.5	0.4	0.4	2.0	0.1	0.1	0.4
0.3	1.3	4.3	-	0.2	0.7	0.2	1.2	4.1	-	0.2	0.7
175.2	168.7	706.7	27.8	27.5	115.6	109.5	120.6	465.7	17.3	19.8	76.3
12.5	12.8	43.0	2.0	2.1	7.0	21.9	21.1	84.0	3.5	3.4	13.8
(0.9)	(1.1)	(0.7)	(0.1)	(0.2)	(0.1)	(0.5)	(0.7)	(0.2)	(0.1)	(0.1)	-
53.2	70.3	255.7	8.3	11.5	41.9	8.2	(0.9)	36.6	1.3	(0.2)	5.9
4.3	22.1	22.1	0.7	3.6	3.6	0.5	0.1	-	0.1	-	-
-	0.1	(0.1)	-	-	-	-	-	(0.1)	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
4.3	22.2	22.0	0.7	3.6	3.6	0.5	0.1	(0.1)	0.1	-	-

VAAL RIVER		Surface Operations					
Prepared in accordance with International Accounting Standards.		Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - m2 / - ft2 - 000		-	-	-	-	-	-
Milled - 000 - tonnes / - tons - reef		-	-	-	-	-	-
- waste		-	-	-	-	-	-
- surface and dump reclamation		1 133	1 181	5 058	1 249	1 302	5 576
- total		1 133	1 181	5 058	1 249	1 302	5 576
Yield - g/t / - oz/t - reef		-	-	-	-	-	-
- waste		-	-	-	-	-	-
- surface and dump reclamation		0.60	0.54	0.50	0.017	0.016	0.015
- average		0.60	0.54	0.50	0.017	0.016	0.015
Gold produced - kg / - oz 000 - reef		-	-	-	-	-	-
- waste		-	-	-	-	-	-
- surface and dump reclamation		675	641	2 523	22	21	82
- total		675	641	2 523	22	21	82
Revenue - R/kg / - $/oz - sold		62 604	62 080	61 568	308	315	313
Cash costs - R / - $ - ton milled		23	19	18	3	3	3
- R/kg / - $/oz - produced		39 133	35 933	36 545	193	182	186
PRODUCTIVITY							
per employee - g / - oz - target		408	356	352	13.12	11.44	11.33
- actual		402	376	338	12.92	12.07	10.85
per employee - m2 / - ft2 - target		-	-	-	-	-	-
- actual		-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)							
Gold normal revenue		42.3	39.8	155.3	6.7	6.5	25.4
Accelerated hedge revenue		-	-	0.1	-	-	-
Total gold revenue		42.3	39.8	155.4	6.7	6.5	25.4
Cost of sales		26.4	22.8	92.1	4.2	3.7	15.0
Cash operating costs		26.4	22.9	91.9	4.2	3.7	15.0
Other cash costs		-	0.1	0.3	-	-	-
Total cash costs		26.4	23.0	92.2	4.2	3.7	15.0
Retrenchment costs		-	-	0.1	-	-	-
Rehabilitation and other non-cash costs		-	-	-	-	-	-
Production costs		26.4	23.0	92.3	4.2	3.7	15.0
Amortisation costs		-	-	-	-	-	-
Inventory change		-	(0.2)	(0.2)	-	-	-
Profit from operations		15.9	17.0	63.3	2.5	2.8	10.4
Capital expenditure		Moab Khotsong					
- mining direct		66.8	91.0	321.4	10.6	14.9	52.6
- other		-	-	-	-	-	-
- recoupments		-	-	-	-	-	-
Net capital expenditure		66.8	91.0	321.4	10.6	14.9	52.6

ERGO

Ergo								
Prepared in accordance with International Accounting Standards.			Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Material treated	- tonnes / - tons	- 000	10 471	11 088	45 905	11 542	12 222	50 601
Yield	- g/t / - oz/t		0.24	0.25	0.23	0.007	0.007	0.007
Gold produced	- kg / - oz 000		2 506	2 824	10 584	81	91	340
Revenue	- R/kg / - $/oz	- sold	62 488	62 235	61 656	308	316	314
Total cash costs	- R / - $	- ton treated	12	9	11	2	1	2
	- R/kg / - $/oz	- produced	49 403	36 161	46 424	243	180	234
FINANCIAL RESULTS (MILLION)								
Gold normal revenue			156.6	175.7	651.8	24.8	28.7	106.7
Accelerated hedge revenue			-	0.1	0.8	-	-	-
Total gold revenue			156.6	175.8	652.6	24.8	28.7	106.7
Cost of sales			144.7	115.6	561.6	22.9	18.9	91.9
Cash operating costs			122.6	100.4	486.4	19.4	16.4	79.6
Other cash costs			1.2	1.7	4.9	0.2	0.3	0.9
Total cash costs			123.8	102.1	491.3	19.6	16.7	80.5
Retrenchment costs			-	0.1	0.8	-	-	-
Rehabilitation and other non-cash costs			2.2	(0.4)	(0.2)	0.4	(0.1)	-
Production costs			126.0	101.8	491.9	20.0	16.6	80.5
Amortisation costs			19.1	16.3	70.7	3.0	2.7	11.6
Inventory change			(0.4)	(2.5)	(1.0)	(0.1)	(0.4)	(0.2)
Profit from operations			11.9	60.2	91.0	1.9	9.8	14.8
Capital expenditure			-	-	3.2	-	-	0.6

FREE STATE

Prepared in accordance with International Accounting Standards.

					Bambanani Mine					
				Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	88	84	329	943	899	3 545
Milled - 000	- tonnes	/ - tons	- reef	532	493	2 012	586	544	2 217
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	532	493	2 012	586	544	2 217
Yield	- g/t	/ - oz/t	- reef	6.84	7.36	7.61	0.200	0.215	0.222
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- average	6.84	7.36	7.61	0.200	0.215	0.222
Gold produced	- kg	/ - oz 000	- reef	3 639	3 630	15 311	117	117	493
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	3 639	3 630	15 311	117	117	493
Revenue	- R/kg	/ - $/oz	- sold	63 622	63 126	61 977	312	320	316
Total cash costs	R	/ - $	- ton milled	373	436	383	54	65	57
	- R/kg	/ - $/oz	- produced	54 511	59 291	50 284	268	301	256
PRODUCTIVITY									
per employee	- g	/ - oz	- target	177	183	180	5.68	5.88	5.79
			- actual	155	158	168	4.97	5.09	5.41
per employee	- m2	/ - ft2	- target	3.68	4.02	3.96	39.56	43.30	42.59
			- actual	3.73	3.65	3.62	40.11	39.24	38.98
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				228.2	225.9	942.6	36.0	36.9	154.3
Accelerated hedge revenue				3.3	3.3	6.3	0.5	0.5	1.0
Total gold revenue				231.5	229.2	948.9	36.5	37.4	155.3
Cost of sales				212.7	222.9	820.5	33.7	36.3	134.3
Cash operating costs				197.2	212.2	763.2	31.2	34.6	124.9
Other cash costs				1.2	3.0	6.6	0.2	0.5	1.1
Total cash costs				198.4	215.2	769.8	31.4	35.1	126.0
Retrenchment costs				3.3	3.3	6.3	0.5	0.5	1.0
Rehabilitation and other non-cash costs				0.6	1.8	6.1	0.1	0.3	1.0
Production costs				202.3	220.3	782.2	32.0	35.9	128.0
Amortisation costs				11.3	8.6	38.6	1.8	1.4	6.4
Inventory change				(0.9)	(6.0)	(0.3)	(0.1)	(1.0)	(0.1)
Profit from operations				18.8	6.3	128.4	2.8	1.1	21.0
Capital expenditure									
			- mining direct	1.7	12.2	34.3	0.3	2.0	5.6
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				1.7	12.2	34.3	0.3	2.0	5.6

	Tshepong Mine						Matjhabeng Mine					
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
	86	92	368	923	994	3 963	83	82	332	892	886	3 577
	326	325	1 284	359	358	1 416	425	388	1 554	469	428	1 713
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	326	325	1 284	359	358	1 416	425	388	1 554	469	428	1 713
	7.19	7.28	7.94	0.210	0.212	0.231	7.44	7.85	7.21	0.217	0.229	0.210
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	7.19	7.28	7.94	0.210	0.212	0.231	7.44	7.85	7.21	0.217	0.229	0.210
	2 344	2 363	10 190	75	76	328	3 166	3 049	11 201	102	98	360
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	2 344	2 363	10 190	75	76	328	3 166	3 049	11 201	102	98	360
	63 574	63 244	62 177	312	321	317	63 289	63 231	62 447	311	321	318
	358	404	380	51	60	56	428	484	464	61	72	69
	49 736	55 468	47 878	245	282	244	57 552	61 733	64 391	283	313	328
	162	146	150	5.22	4.71	4.83	141	156	147	4.64	5.03	4.74
	160	158	167	5.15	5.09	5.36	119	116	105	3.83	3.74	3.37
	5.82	5.72	5.72	62.66	61.54	61.53	3.59	4.18	4.02	39.57	44.96	43.28
	5.86	6.19	6.03	63.10	66.64	64.88	3.12	3.14	3.11	33.62	33.75	33.46
	147.0	147.0	627.4	23.2	24.0	102.7	198.4	189.7	689.6	31.4	31.0	112.9
	2.0	2.4	6.1	0.3	0.4	1.0	1.9	3.1	9.9	0.3	0.5	1.6
	149.0	149.4	633.5	23.5	24.4	103.7	200.3	192.8	699.5	31.7	31.5	114.5
	135.4	146.7	567.9	21.5	23.9	92.9	189.0	192.8	748.0	29.9	31.4	122.4
	114.7	129.0	483.3	18.2	21.1	79.1	180.9	185.5	715.5	28.6	30.3	117.1
	1.8	2.1	4.6	0.3	0.3	0.7	1.3	2.7	5.7	0.2	0.4	1.0
	116.5	131.1	487.9	18.5	21.4	79.8	182.2	188.2	721.2	28.8	30.7	118.1
	2.0	2.4	6.1	0.3	0.4	1.0	1.9	3.1	9.9	0.3	0.5	1.6
	1.2	1.2	4.1	0.2	0.2	0.7	0.2	1.6	3.7	-	0.3	0.6
	119.7	134.7	498.1	19.0	22.0	81.5	184.3	192.9	734.8	29.1	31.5	120.3
	16.2	16.2	70.4	2.6	2.6	11.5	5.5	3.3	11.5	0.9	0.5	1.9
	(0.5)	(4.2)	(0.6)	(0.1)	(0.7)	(0.1)	(0.8)	(3.4)	1.7	(0.1)	(0.6)	0.2
	13.6	2.7	65.6	2.0	0.5	10.8	11.3	-	(48.5)	1.8	0.1	(7.9)
	-	-	-	-	-	-	-	2.3	17.6	-	0.4	2.9
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	2.3	17.6	-	0.4	2.9

FREE STATE	Surface Operations					
Prepared in accordance with International Accounting Standards.	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
	Rand / Metric			Dollar / Imperial		
OPERATING RESULTS						
GOLD						
Area mined - m2 / - ft2 - 000	-	-	-	-	-	-
Milled - 000 - tonnes / - tons - reef	-	-	-	-	-	-
- waste	-	-	-	-	-	-
- surface and dump reclamation	602	882	3 391	664	972	3 738
- total	602	882	3 391	664	972	3 738
Yield - g/t / - oz/t - reef	-	-	-	-	-	-
- waste	-	-	-	-	-	-
- surface and dump reclamation	1.08	0.74	0.90	0.031	0.022	0.026
- average	1.08	0.74	0.90	0.031	0.022	0.026
Gold produced - kg / - oz 000 - reef	-	-	-	-	-	-
- waste	-	-	-	-	-	-
- surface and dump reclamation	649	654	3 058	21	21	98
- total	649	654	3 058	21	21	98
Revenue - R/kg / - $/oz - sold	62 637	62 107	61 542	307	315	313
Cash costs - R / - $ - ton milled	45	41	44	7	6	7
- R/kg / - $/oz - produced	42 208	55 779	48 553	208	283	247
PRODUCTIVITY						
per employee - g / - oz - target	388	208	197	12.46	6.69	6.32
- actual	244	256	294	7.84	8.25	9.46
per employee - m2 / - ft2 - target	-	-	-	-	-	-
- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)						
Gold normal revenue	40.6	40.6	188.2	6.4	6.6	30.8
Accelerated hedge revenue	-	-	-	-	-	-
Total gold revenue	40.6	40.6	188.2	6.4	6.6	30.8
Cost of sales	28.0	35.6	151.5	4.4	5.8	24.7
Cash operating costs	27.4	36.5	148.0	4.3	6.0	24.3
Other cash costs	-	-	0.5	-	-	0.2
Total cash costs	27.4	36.5	148.5	4.3	6.0	24.5
Retrenchment costs	-	-	-	-	-	-
Rehabilitation and other non-cash	-	0.4	2.1	-	0.1	0.2
Production costs	27.4	36.9	150.6	4.3	6.1	24.7
Amortisation costs	0.6	0.3	1.7	0.1	-	0.2
Inventory change	-	(1.6)	(0.8)	-	(0.3)	(0.2)
Profit from operations	12.6	5.0	36.7	2.0	0.8	6.1
Capital expenditure						
- mining direct	(0.1)	(1.1)	(0.9)	-	(0.2)	(0.2)
- other	-	-	-	-	-	-
- recoupments	-	-	-	-	-	-
Net capital expenditure	(0.1)	(1.1)	(0.9)	-	(0.2)	(0.2)

	Joel Mine				
Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial		
58	71	276	624	765	2 974
255	287	1 270	281	316	1 400
69	43	124	76	47	136
-	-	-	-	-	-
323	330	1 394	356	363	1 536
6.78	6.77	6.08	0.198	0.197	0.177
0.73	0.77	0.71	0.021	0.022	0.021
-	-	-	-	-	-
5.50	5.98	5.61	0.160	0.175	0.164
1 726	1 942	7 728	55	62	248
50	33	88	2	1	3
-	-	-	-	-	-
1 776	1 975	7 816	57	63	251
63 241	62 269	61 727	312	316	314
312	325	275	45	48	41
56 793	54 252	48 991	280	276	249
143	163	159	4.61	5.22	5.10
126	139	134	4.04	4.47	4.32
5.37	5.68	5.52	57.79	61.15	59.44
4.10	5.00	4.75	44.14	53.86	51.08
111.0	122.8	481.2	17.6	20.0	78.7
1.3	0.3	1.3	0.2	0.1	0.3
112.3	123.1	482.5	17.8	20.1	79.0
112.0	109.2	421.8	17.7	17.7	69.0
100.1	103.9	379.7	15.9	17.0	62.2
0.7	3.3	3.2	0.1	0.5	0.4
100.8	107.2	382.9	16.0	17.5	62.6
1.3	0.3	1.3	0.2	0.1	0.3
0.1	(0.4)	(1.8)	-	(0.2)	(0.3)
102.2	107.1	382.4	16.2	17.4	62.6
10.3	(1.0)	34.8	1.6	(0.2)	5.6
(0.5)	3.1	4.6	(0.1)	0.5	0.8
0.3	13.9	60.7	0.1	2.4	10.0
27.3	46.2	135.1	4.2	7.5	22.1
-	-	-	-	-	-
-	-	-	-	-	-
27.3	46.2	135.1	4.2	7.5	22.1

WEST WITS				TauTona Mine (East Mine)				
Prepared in accordance with International Accounting Standards.			Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Area mined	- m2 / - ft2	- 000	64	81	293	688	872	3 154
Milled - 000	- tonnes / - tons	- reef	382	442	1 745	421	487	1 923
		- waste	-	-	-	-	-	-
		- total	382	442	1 745	421	487	1 923
Yield	- g/t / - oz/t	- reef	10.84	11.05	11.37	0.316	0.322	0.332
		- waste	-	-	-	-	-	-
		- average	10.84	11.05	11.37	0.316	0.322	0.332
Gold produced	- kg / - oz 000	- reef	4 136	4 883	19 843	133	157	638
		- waste	-	-	-	-	-	-
		- total	4 136	4 883	19 843	133	157	638
Revenue	- R/kg / - $/oz	- sold	62 856	62 185	61 617	309	316	314
Total cash costs	- R / - $	- ton milled	441	427	386	63	63	57
	- R/kg / - $/oz	- produced	40 691	38 607	33 940	200	196	173
PRODUCTIVITY								
per employee	- g / - oz	- target	264	302	285	8.50	9.72	9.17
		- actual	219	248	255	7.04	7.99	8.20
per employee	- m2 / - ft2	- target	4.09	4.45	4.15	43.99	47.85	44.64
		- actual	3.39	4.12	3.77	36.44	44.36	40.54
FINANCIAL RESULTS (MILLION)								
Gold normal revenue			259.2	303.4	1221.5	41.0	49.5	199.8
Accelerated hedge revenue			0.8	0.2	1.1	0.1	-	0.3
Total gold revenue			260.0	303.6	1 222.6	41.1	49.5	200.1
Cost of sales			181.3	203.2	705.7	28.7	33.0	115.6
Cash operating costs			167.1	185.2	667.0	26.5	30.2	109.1
Other cash costs			1.2	3.3	6.5	0.2	0.5	1.1
Total cash costs			168.3	188.5	673.5	26.7	30.7	110.2
Retrenchment costs			0.8	0.2	1.1	0.1	-	0.3
Rehabilitation and other non-cash costs			0.1	1.5	4.2	-	0.2	0.7
Production costs			169.2	190.2	678.8	26.8	30.9	111.2
Amortisation costs			13.3	3.7	26.8	2.1	0.6	4.4
Inventory change			(1.2)	9.3	0.1	(0.2)	1.5	-
Profit from operations			78.7	100.4	516.9	12.4	16.5	84.5
Capital expenditure								
		- mining direct	1.8	6.5	21.6	0.3	1.1	3.6
		- other	-	1.7	4.8	-	0.3	0.8
		- recoupments	-	-	-	-	-	-
Net capital expenditure			1.8	8.2	26.4	0.3	1.4	4.4

Savuka Mine (West Mine)						Mponeng Mine (South Mine)					
Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
51	55	215	545	592	2 314	60	65	258	642	700	2 777
246	242	1 107	271	267	1 220	374	375	1 574	412	413	1 735
-	-	-	-	-	-	-	-	-	-	-	-
246	242	1 107	271	267	1 220	374	375	1 574	412	413	1 735
8.21	8.07	7.16	0.240	0.235	0.209	10.48	9.39	8.71	0.306	0.274	0.254
-	-	-	-	-	-	-	-	-	-	-	-
8.21	8.07	7.16	0.240	0.235	0.209	10.48	9.39	8.71	0.306	0.274	0.254
2 021	1 953	7 921	65	63	255	3 921	3 522	13 702	126	113	440
-	-	-	-	-	-	-	-	-	-	-	-
2 021	1 953	7 921	65	63	255	3 921	3 522	13 702	126	113	440
63 056	66 599	62 826	310	338	320	62 668	62 305	61 741	309	316	314
453	484	413	65	72	61	434	458	412	62	68	61
55 164	59 919	57 776	272	304	294	41 355	48 813	47 336	204	248	239
164	175	168	5.26	5.63	5.41	201	187	193	6.45	6.02	6.19
158	139	132	5.07	4.47	4.25	235	204	199	7.56	6.57	6.40
4.46	4.60	4.46	48.05	49.55	48.00	3.85	4.37	4.21	41.40	47.07	45.31
3.95	3.91	3.59	42.52	42.14	38.62	3.58	3.77	3.75	38.52	40.61	40.33
126.7	121.3	487.5	20.0	19.8	79.8	245.6	219.2	844.4	38.9	35.8	138.1
0.7	8.8	10.1	0.1	1.4	1.6	0.1	0.2	1.6	-	-	0.3
127.4	130.1	497.6	20.1	21.2	81.4	245.7	219.4	846.0	38.9	35.8	138.4
117.0	133.7	479.9	18.4	21.8	78.7	180.2	193.0	696.4	28.4	31.4	114.0
110.8	114.9	454.1	17.5	18.8	74.4	161.3	169.3	644.1	25.5	27.6	105.4
0.7	2.2	3.6	0.1	0.4	0.6	0.8	2.6	4.5	0.1	0.4	0.7
111.5	117.1	457.7	17.6	19.2	75.0	162.1	171.9	648.6	25.6	28.0	106.1
0.7	8.8	10.1	0.1	1.4	1.6	0.1	0.2	1.6	-	-	0.3
-	0.2	1.1	-	-	0.3	0.1	1.1	3.7	-	0.2	0.6
112.2	126.1	468.9	17.7	20.6	76.9	162.3	173.2	653.9	25.6	28.2	107.0
5.3	3.8	10.9	0.8	0.6	1.8	18.7	13.0	41.4	2.9	2.1	6.8
(0.5)	3.8	0.1	(0.1)	0.6	-	(0.8)	6.8	1.1	(0.1)	1.1	0.2
10.4	(3.6)	17.7	1.7	(0.6)	2.7	65.5	26.4	149.6	10.5	4.4	24.4
1.5	4.3	11.0	0.2	0.7	1.8	28.8	55.6	157.9	4.5	9.1	25.8
-	1.1	2.9	-	0.2	0.5	0.5	16.1	39.3	0.1	2.6	6.4
-	-	-	-	-	-	-	-	-	-	-	-
1.5	5.4	13.9	0.2	0.9	2.3	29.3	71.7	197.2	4.6	11.7	32.2

WEST WITS		Elandsrand Mine					
Prepared in accordance with International Accounting Standards.		Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - m2 / - ft2 - 000		90	101	417	969	1 087	4 488
Milled - 000 - tonnes / - tons - reef		414	428	1 794	456	472	1 978
- waste		7	6	26	8	7	29
- total		421	434	1 820	464	478	2 007
Yield - g/t / - oz/t - reef		7.29	7.50	7.60	0.213	0.219	0.222
- waste		0.29	0.50	0.38	0.008	0.015	0.011
- average		7.18	7.41	7.50	0.209	0.216	0.219
Gold produced - kg / - oz 000 - reef		3 020	3 211	13 643	97	103	438
- waste		2	3	10	0	0	0
- total		3 022	3 214	13 653	97	103	438
Revenue - R/kg / - $/oz - sold		63 238	62 672	61 931	311	318	315
Cash costs - R / - $ - ton milled		387	416	366	56	62	54
- R/kg / - $/oz - produced		53 882	56 154	48 811	265	285	248
PRODUCTIVITY							
per employee - g / - oz - target		187	198	207	6.01	6.36	6.64
- actual		164	169	178	5.28	5.44	5.73
per employee - m2 / - ft2 - target		5.46	6.40	6.40	58.75	68.90	68.92
- actual		4.89	5.31	5.45	52.62	57.21	58.61
FINANCIAL RESULTS (MILLION)							
Gold normal revenue		189.4	200.1	840.8	29.9	32.7	137.6
Accelerated hedge revenue		1.7	1.4	4.7	0.3	0.2	0.8
Total gold revenue		191.1	201.5	845.5	30.2	32.9	138.4
Cost of sales		175.5	199.7	721.1	27.9	32.5	118.1
Cash operating costs		162.3	178.5	663.1	25.7	29.1	108.5
Other cash costs		0.6	2.0	3.3	0.1	0.3	0.5
Total cash costs		162.9	180.5	666.4	25.8	29.4	109.1
Retrenchment costs		1.7	1.4	4.7	0.3	0.2	0.8
Rehabilitation and other non-cash costs		-	(1.8)	(2.4)	-	(0.3)	(0.4)
Production costs		164.6	180.1	668.7	26.1	29.3	109.5
Amortisation costs		11.6	13.9	47.0	1.9	2.3	7.7
Inventory change		(0.7)	5.7	5.4	(0.1)	0.9	0.9
Profit from operations		15.6	1.8	124.4	2.3	0.4	20.3
Capital expenditure							
- mining direct		22.6	21.3	100.4	3.6	3.5	16.4
- other		-	2.2	18.0	-	0.4	3.0
- recoupments		-	-	-	-	-	-
Net capital expenditure		22.6	23.5	118.4	3.6	3.9	19.4

Deelkraal Mine

	Rand / Metric			Dollar / Imperial	
Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
34	39	146	368	420	1 572
194	202	790	214	223	871
-	133	499	-	147	550
194	335	1 289	214	370	1 421
7.38	6.60	7.05	0.215	0.192	0.206
-	0.62	0.86	-	0.018	0.025
7.38	4.23	4.65	0.215	0.123	0.136
1 432	1 333	5 571	46	43	179
-	83	429	-	3	14
1 432	1 416	6 000	46	46	193
63 469	62 654	61 992	312	318	316
464	294	282	67	44	42
62 790	69 544	60 533	309	353	308
168	152	166	5.40	4.87	5.34
130	125	129	4.16	4.01	4.15
4.26	4.32	4.33	45.83	46.46	46.60
3.09	3.43	3.14	33.23	36.97	33.78
89.6	88.0	369.3	14.2	14.4	60.5
1.3	0.7	2.6	0.2	0.1	0.4
90.9	88.7	371.9	14.4	14.5	60.9
98.3	113.6	415.7	15.6	18.6	68.1
89.5	97.3	360.3	14.2	15.9	59.0
0.4	1.1	2.9	0.1	0.2	0.5
89.9	98.4	363.2	14.3	16.1	59.5
1.3	0.7	2.6	0.2	0.1	0.4
0.1	(1.1)	(2.2)	-	(0.2)	(0.4)
91.3	98.0	363.6	14.5	16.0	59.5
7.4	12.8	49.5	1.2	2.1	8.1
(0.4)	2.8	2.6	(0.1)	0.5	0.5
(7.4)	(24.9)	(43.8)	(1.2)	(4.1)	(7.2)
1.7	1.9	11.9	0.3	0.3	1.9
-	-	-	-	-	-
-	-	-	-	-	-
1.7	1.9	11.9	0.3	0.3	1.9

Prepared in accordance with International
Accounting Standards.

				Navachab				
				Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Mined	- tonnes /	- tons	- 000	1 240	1 548	5 176	1 367	1 707	5 705
Volume mined	- bcm /	- bcy	- 000	361	582	1 934	472	761	2 530
Stripping ratio			- t(mined-treated)						
			/t treated	2.66	3.18	3.36	2.66	3.18	3.36
Treated	- tonnes /	- tons	- 000	338	370	1 186	373	408	1 307
Yield	- g/t /	- oz/t		1.61	1.60	1.46	0.047	0.047	0.043
Gold produced	- kg /	- oz 000		544	590	1 729	17	19	56
Revenue	- R/kg /	- $/oz	- sold	62 980	60 341	59 672	310	306	304
Total cash costs	- R/kg /	- $/oz	- produced	43 840	43 124	47 709	216	219	243
PRODUCTIVITY									
per employee	- g /	- oz	- target	467	529	467	15.00	17.00	15.00
			- actual	513	568	480	16.48	18.27	15.44
FINANCIAL RESULTS (MILLION)									
Gold revenue				34.2	38.9	104.6	5.4	6.3	17.1
Cost of sales				27.3	35.0	84.0	4.3	5.6	13.8
Cash operating costs				23.5	25.2	81.6	3.7	4.1	13.4
Other cash costs				0.3	0.3	0.9	-	-	0.1
Total cash costs				23.8	25.5	82.5	3.7	4.1	13.5
Rehabilitation and other non-cash costs				0.6	6.8	(3.4)	0.1	1.1	(0.5)
Production costs				24.4	32.3	79.1	3.8	5.2	13.0
Amortisation costs				2.5	2.7	5.4	0.4	0.4	0.9
Inventory change				0.4	-	(0.5)	0.1	-	(0.1)
Profit from operations				6.9	3.9	20.6	1.1	0.7	3.3
Capital expenditure				0.8	0.2	1.0	0.1	-	0.2

Sadiola - Attributable 38%					
Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial		
1 622	1 443	5 513	1 788	1 591	6 077
926	818	3 045	1 212	1 070	3 983
2.46	1.84	1.81	2.46	1.84	1.81
468	508	1 961	516	560	2 162
3.52	3.09	3.27	0.103	0.090	0.095
1 648	1 572	6 417	53	51	206
61 645	59 295	60 123	303	301	306
26 109	25 153	24 251	129	128	123
1 935	2 488	2 146	62.22	80.00	69.00
1 789	1 821	1 929	57.51	58.55	62.03
106.3	90.0	387.6	16.8	14.7	63.5
65.7	56.5	229.9	10.4	9.2	37.6
35.1	33.6	128.9	5.6	5.5	21.1
8.0	6.0	26.8	1.3	1.0	4.4
43.1	39.6	155.7	6.9	6.5	25.5
0.3	(0.4)	(1.2)	-	(0.1)	(0.2)
43.4	39.2	154.5	6.9	6.4	25.3
19.7	19.0	74.6	3.1	3.1	12.2
2.6	(1.7)	0.8	0.4	(0.3)	0.1
40.6	33.5	157.7	6.4	5.5	25.9
10.3	(6.6)	3.6	1.6	(1.1)	0.6

				Cripple Creek & Victor J.V.					
Prepared in accordance with International Accounting Standards.				Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	6 586	6 581	27 048	7 260	7 255	29 816
Stripping ratio			- t(mined-treated)						
			/t treated	1.52	2.29	1.82	1.52	2.29	1.82
Treated	- tonnes /	- tons	- 000	2 617	1 999	9 586	2 884	2 203	10 566
Gold in ore	- kg /	- oz 000		1 695	1 741	7 191	55	56	231
Yield	- g/t /	- oz/t		0.65	0.87	0.75	0.019	0.025	0.022
Gold produced	- kg /	- oz 000		1 695	1 741	7 191	55	56	231
Total									
Yield	- g/t /	- oz/t		0.65	0.87	0.75	0.019	0.025	0.022
Gold produced	- kg /	- oz 000		1 695	1 741	7 191	55	56	231
Revenue	- R/kg /	- $/oz	- sold	65 857	62 950	61 311	323	320	312
Total cash costs	- R/kg /	- $/oz	- produced	36 540	33 052	32 737	179	168	167
PRODUCTIVITY									
per employee	- g /	- oz	- target	2 121	2 146	2 084	68	69	67
			- actual	2 030	2 092	2 008	65	67	65
FINANCIAL RESULTS (MILLION)									
Gold revenue				111.6	109.6	440.9	17.6	17.9	72.2
Cost of sales				95.9	102.9	397.1	15.1	16.8	65.0
Cash operating costs				68.6	80.5	258.4	10.9	13.1	42.3
Other cash costs				-	-	-	-	-	-
Total cash costs				68.6	80.5	258.4	10.9	13.1	42.3
Rehabilitation and other non-cash costs				2.1	3.0	12.5	0.3	0.5	2.0
Production costs				70.7	83.5	270.9	11.2	13.6	44.3
Amortisation costs				31.9	42.3	149.1	5.0	6.9	24.4
Inventory change				(6.7)	(22.9)	(22.9)	(1.1)	(3.7)	(3.7)
Profit from operations				15.7	6.7	43.8	2.5	1.1	7.2
Capital expenditure				27.7	46.3	144.5	4.4	7.6	23.6

Note: The gold produced for underground and open-pit operations is allocated on gold in ore.

Jerritt Canyon J.V. - Attributable 70%					
Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial		
173	148	610	191	163	672
121	101	418	134	111	460
1 343	1 402	5 483	43	45	176
15.15	13.11	12.33	0.442	0.382	0.359
1 839	1 323	5 147	59	43	165
-	570	5 701	-	628	6 285
-	2.80	11.69	-	2.80	11.69
-	150	449	-	165	495
-	1 599	3 642	-	51	117
-	6.38	6.14	-	0.186	0.179
-	957	2 759	-	31	89
15.15	9.09	9.12	0.442	0.265	0.266
1 839	2 280	7 906	59	73	254
65 482	63 307	61 422	323	321	313
38 570	30 913	35 163	190	157	179
2 340	2 271	2 022	75	73	65
2 139	2 718	2 182	69	87	70
120.5	144.4	485.6	19.1	23.6	79.5
94.7	101.9	398.4	15.1	16.6	65.2
69.2	74.4	281.9	11.0	12.1	46.1
-	-	-	-	-	-
69.2	74.4	281.9	11.0	12.1	46.1
1.6	4.4	12.5	0.3	0.7	2.0
70.8	78.8	294.4	11.3	12.8	48.1
22.1	27.0	107.9	3.5	4.4	17.7
1.8	(3.9)	(3.9)	0.3	(0.6)	(0.6)
25.8	42.5	87.2	4.0	7.0	14.3
19.7	24.9	90.8	3.1	4.1	14.9

Prepared in accordance with International
Accounting Standards.

				Morro Velho					
				Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	180	178	740	199	196	816
Treated	- tonnes /	- tons	- 000	180	180	742	199	199	818
Gold in ore	- kg /	- oz 000		1 429	1 410	5 606	46	45	180
Yield	- g/t /	- oz/t		7.34	7.32	7.30	0.214	0.213	0.213
Gold produced	- kg /	- oz 000		1 324	1 317	5 417	43	42	174
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	203	231	1 146	224	254	1 263
Stripping ratio			- t(mined-treated)						
			/t treated	5.70	5.24	7.55	5.70	5.24	7.55
Treated	- tonnes /	- tons	- 000	30	37	134	33	41	148
Gold in ore	- kg /	- oz 000		135	186	748	4	6	24
Yield	- g/t /	- oz/t		4.19	4.94	5.41	0.122	0.144	0.158
Gold produced	- kg /	- oz 000		127	183	725	4	6	23
Total									
Yield	- g/t /	- oz/t		6.89	6.91	7.01	0.201	0.202	0.205
Gold produced	- kg /	- oz 000		1 451	1 500	6 142	47	48	197
Revenue	- R/kg /	- $/oz	- sold	66 815	64 580	61 721	329	328	314
Total cash costs	- R/kg /	- $/oz	- produced	26 317	25 182	24 796	129	128	126
PRODUCTIVITY									
per employee	- g /	- oz	- target	412	373	404	13	12	13
			- actual	397	416	431	13	13	14
FINANCIAL RESULTS (MILLION)									
Gold revenue				91.7	97.3	390.0	14.5	15.9	63.8
Cost of sales				47.7	48.6	225.3	7.6	8.0	36.8
Cash operating costs				37.3	34.7	149.2	5.9	5.7	24.4
Other cash costs				0.9	3.1	3.1	0.1	0.5	0.5
Total cash costs				38.2	37.8	152.3	6.0	6.2	24.9
Rehabilitation and other non-cash costs				0.3	0.3	1.1	0.1	0.1	0.2
Production costs				38.5	38.1	153.4	6.1	6.3	25.1
Amortisation costs				14.5	12.7	58.8	2.3	2.1	9.6
Inventory change				(5.3)	(2.2)	13.1	(0.8)	(0.4)	2.1
Profit from operations				44.0	48.7	164.7	6.9	7.9	27.0
Capital expenditure				12.1	18.3	51.3	1.9	3.0	8.4

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Serra Grande - Attributable 50%						Cerro Vanguardia - Attributable 46.25%					
Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
96	79	317	105	87	349	-	-	-	-	-	-
90	74	310	100	82	342	-	-	-	-	-	-
785	661	2 496	25	21	80	-	-	-	-	-	-
8.26	8.12	7.80	0.241	0.237	0.227	-	-	-	-	-	-
747	604	2 418	24	19	78	-	-	-	-	-	-
-	-	-	-	-	-	893	825	3 295	984	909	3 633
-	-	-	-	-	-	8.79	8.47	9.67	8.79	8.47	9.67
-	-	-	-	-	-	91	87	314	101	96	346
-	-	-	-	-	-	1 089	1 136	4 801	35	37	155
-	-	-	-	-	-	11.52	11.81	14.85	0.336	0.344	0.433
-	-	-	-	-	-	1 051	1 029	4 659	34	33	150
8.26	8.12	7.80	0.241	0.237	0.227	11.52	11.81	14.85	0.336	0.344	0.433
747	604	2 418	24	19	78	1 051	1 029	4 659	34	33	150
66 828	65 849	61 744	327	334	314	70 615	55 046	59 009	347	302	303
21 269	23 124	22 950	105	117	117	27 724	26 449	26 146	136	140	140
969	809	840	31	26	27	1 750	1 742	2 177	56	56	70
984	820	851	32	26	27	1 787	1 724	2 278	57	55	73
49.1	39.4	149.5	7.7	6.4	24.5	77.5	63.6	302.6	12.3	10.4	49.5
25.3	20.3	86.8	4.0	3.4	14.3	49.2	42.1	179.7	7.8	6.9	29.5
15.4	14.0	55.5	2.4	2.3	9.1	24.0	26.4	118.4	3.8	4.3	19.4
0.5	-	-	0.1	-	-	5.1	1.9	9.4	0.8	0.3	1.5
15.9	14.0	55.5	2.5	2.3	9.1	29.1	28.3	127.8	4.6	4.6	20.9
0.5	-	1.2	0.1	-	0.2	0.4	0.4	1.0	0.1	0.1	0.2
16.4	14.0	56.7	2.6	2.3	9.3	29.5	28.7	128.8	4.7	4.7	21.1
8.7	7.1	30.3	1.4	1.2	5.0	19.3	16.4	57.9	3.0	2.7	9.5
0.2	(0.8)	(0.2)	-	(0.1)	-	0.4	(3.0)	(7.0)	0.1	(0.5)	(1.1)
23.8	19.1	62.7	3.7	3.0	10.2	28.3	21.5	122.9	4.5	3.5	20.0
3.8	3.0	11.5	0.6	0.5	1.9	-	0.3	10.1	-	0.1	1.7

AUSTRALIAN OPERATIONS

Prepared in accordance with International Accounting Standards.

		Sunrise Dam					
		Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Volume mined	- bcm / - bcy - 000	2 380	964	4 446	3 113	1 261	5 815
Stripping ratio		6.17	5.71	2.16	6.17	5.71	2.16
Treated	- tonnes / - tons - 000	419	423	1 550	461	466	1 709
Yield	- g/t / - oz/t	3.47	4.85	3.97	0.101	0.141	0.116
Gold produced	- kg / - oz 000	1 453	2 051	6 161	47	66	198
Revenue	- R/kg / - $/oz - sold	71 245	70 197	68 088	351	356	347
Total cash costs	- R/kg / - $/oz - produced	37 270	24 032	28 890	184	121	147
PRODUCTIVITY							
per employee	- g / - oz - target	1 098	2 104	1 580	35.30	67.64	50.79
	- actual	2 021	2 104	1 580	64.98	67.64	50.79
FINANCIAL RESULTS (MILLION)							
Gold revenue		125.2	144.0	419.5	19.8	23.5	68.7
Cost of sales		96.8	69.4	228.4	15.3	11.3	37.4
Cash operating costs		53.0	47.8	173.8	8.4	7.8	28.4
Other cash costs		1.1	1.5	4.2	0.2	0.2	0.7
Total cash costs		54.1	49.3	178.0	8.6	8.0	29.1
Rehabilitation and other non-cash costs		0.8	1.2	6.6	0.1	0.2	1.1
Production costs		54.9	50.5	184.6	8.7	8.2	30.2
Amortisation costs		30.0	24.0	67.2	4.8	3.9	11.0
Inventory change		11.9	(5.1)	(23.4)	1.8	(0.8)	(3.8)
Profit from operations		28.4	74.6	191.1	4.5	12.2	31.3
Capital expenditure		22.2	44.8	204.7	3.5	7.3	33.5

	Boddington - Attributable 33.33%						Tanami - Attributable 40%					
	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	-	-	-	-	-	-	699	871	3 958	914	1 139	5 177
	1.52	2.42	1.22	1.52	2.42	1.22	12.70	12.44	6.24	12.70	12.44	6.24
	758	769	2 924	836	847	3 223	119	162	617	131	179	681
	0.83	0.77	0.83	0.024	0.022	0.024	2.60	2.53	2.82	0.076	0.074	0.082
	628	590	2 420	20	19	78	309	410	1 739	10	13	56
	71 906	62 129	69 243	353	315	353	71 212	67 115	72 149	351	340	367
	44 480	42 212	40 763	219	216	208	64 824	50 846	48 060	320	256	244
	1 943	1 735	1 779	62.48	55.83	57.20	1 476	1 454	1 542	47.45	46.79	49.56
	1 881	1 735	1 779	60.47	55.83	57.20	1 070	1 454	1 542	34.40	46.79	49.56
	45.5	36.7	167.6	7.2	6.0	27.4	22.0	27.5	125.5	3.5	4.5	20.5
	38.1	31.1	128.5	6.0	5.1	21.1	26.7	29.9	116.0	4.2	4.9	19.0
	27.5	24.5	96.9	4.3	4.0	15.9	19.4	20.0	80.3	3.1	3.3	13.1
	0.4	0.4	1.7	0.1	0.1	0.3	0.7	0.8	3.3	0.1	0.1	0.5
	27.9	24.9	98.6	4.4	4.1	16.2	20.1	20.8	83.6	3.2	3.4	13.6
	0.4	-	0.5	0.1	-	0.1	0.2	0.3	0.9	-	0.1	0.2
	28.3	24.9	99.1	4.5	4.1	16.3	20.3	21.1	84.5	3.2	3.5	13.8
	10.2	3.2	12.7	1.6	0.5	2.1	6.3	6.9	26.3	1.0	1.1	4.3
	(0.4)	3.0	16.7	(0.1)	0.5	2.7	0.1	1.9	5.2	-	0.3	0.9
	7.4	5.6	39.1	1.2	0.9	6.3	(4.7)	(2.4)	9.5	(0.7)	(0.4)	1.5
	2.8	1.6	11.9	0.4	0.3	2.0	1.5	3.8	23.2	0.2	0.6	3.8

				Union Reefs					
Prepared in accordance with International Accounting Standards.				Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Volume mined	- bcm	/ - bcy	- 000	1 378	1 543	4 897	1 803	2 018	6 405
Stripping ratio				5.40	5.99	1.67	5.40	5.99	1.67
Treated	- tonnes /	- tons	- 000	675	706	2 775	745	778	3 059
Yield	- g/t	/ - oz/t		1.20	1.51	1.37	0.035	0.044	0.040
Gold produced	- kg	/ - oz 000		810	1 067	3 796	26	34	122
Revenue	- R/kg	/ - $/oz	- sold	70 671	69 546	68 414	349	353	348
Cash costs	- R/kg	/ - $/oz	- produced	61 601	49 919	50 298	304	253	256
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1 491	1 976	1 757	47.93	63.52	56.50
			- actual	1 131	1 976	1 757	36.37	63.52	56.50
FINANCIAL RESULTS (MILLION)									
Gold revenue				64.2	74.2	259.7	10.2	12.1	42.5
Cost of sales				73.4	75.3	256.8	11.7	12.3	42.1
Cash operating costs				49.9	53.3	190.9	7.9	8.7	31.3
Other cash costs				-	-	-	-	-	-
Total cash costs				49.9	53.3	190.9	7.9	8.7	31.3
Rehabilitation costs				2.3	2.1	6.4	0.4	0.3	1.1
Production costs				52.2	55.4	197.3	8.3	9.0	32.4
Amortisation costs				12.5	14.0	55.2	2.0	2.3	9.0
Inventory change				8.7	5.9	4.3	1.4	1.0	0.7
Profit from operations				(9.2)	(1.1)	2.9	(1.5)	(0.2)	0.4
Capital expenditure				1.9	9.3	39.4	0.3	1.5	6.4

44

		Brocks Creek			
Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999	Quarter ended March 2000	Quarter ended December 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial		
241	553	3 092	316	723	4 045
1.09	3.69	2.02	1.09	3.69	2.02
283	340	1 447	312	375	1 595
1.63	1.56	1.67	0.047	0.045	0.049
459	530	2 421	15	17	78
71 261	47 530	67 762	350	241	345
51 875	49 651	50 027	255	255	255
3 400	1 621	1 851	109.31	52.11	59.51
1 677	1 621	1 851	53.91	52.11	59.51
32.4	25.2	164.1	5.1	4.1	26.9
24.8	25.5	126.9	3.9	4.1	20.8
23.3	26.0	119.8	3.7	4.2	19.6
0.5	0.3	1.3	0.1	0.1	0.2
23.8	26.3	121.1	3.8	4.3	19.8
(2.4)	(2.2)	(2.3)	(0.4)	(0.4)	(0.4)
21.4	24.1	118.8	3.4	3.9	19.4
9.6	-	0.5	1.5	-	0.1
(6.2)	1.4	7.6	(1.0)	0.2	1.3
7.6	(0.3)	37.2	1.2	-	6.1
0.4	0.6	6.7	0.1	0.1	1.1

ADMINISTRATION

REGISTERED AND CORPORATE OFFICE

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108

AUTHORISED REPRESENTATIVE UNITED STATES OF AMERICA

Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

TRANSFER SECRETARIES

Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

ADS DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050

UNITED KINGDOM REGISTRAR

Computershare Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 703 6021
Fax: +44 870 703 6116

AUSTRALIAN OFFICE

Level 11, 60 City Road
Southbank, Victoria 3006
Australia
Telephone: +61 3 9684 4999
Fax: +61 3 9696 9977

UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

AUSTRALIAN SHARE REGISTRY

Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

PRINTED BY INCE (PTY) LTD

CONTACTS

Comments and questions about AngloGold
are welcome and should be directed to:

In South Africa:

Steve Lenahan (Investor Relations)
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com

James Duncan (Media)
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: jduncan@anglogold.com

In the United Kingdom:
Alex Buck
4th Floor
12 St James's Square
London SW1Y 4RB
England
Telephone: +44 20 7849 5630
Fax: +44 20 7849 6137
E-mail: abuck@anglogold.com

In the United States of America:
Charles Carter
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll-free in the USA)
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

In Australia:
Andrea Maxey
Level 11,
60 City Road
Southbank
Victoria 3006
Australia
Telephone: +61 3 9684 4920
Fax: +61 3 9684 4951
E-mail: amaxey@anglogold.com

General E-mail enquiries should be directed to:
investors@anglogold.com

Information on AngloGold can also be accessed at:
http://www.anglogold.com

Global *Buy*DIRECTSM

The Bank of New York maintains a *Global Buy*DIRECTSM Plan for AngloGold.
For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or
call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department – *Global Buy*DIRECTSM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                                       Name: C R Bull
                                                       Title: Company Secretary